Filed By TTM Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TTM Technologies, Inc.
Commission File No. 333-164012
[MEADVILLE HOLDINGS LIMITED JOINT ANNOUNCEMENT — FEBRUARY 11, 2010]
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
No securities of Meadville Holdings Limited or TTM Technologies, Inc. may be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended. This announcement does not constitute an offer to sell or a solicitation of an offer to buy any securities of Meadville Holdings Limited or TTM Technologies, Inc. nor shall there be any sale of any such securities in any country or jurisdiction in which any such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such country or jurisdiction.

TTM Technologies, Inc.
(incorporated in the State of Delaware, United States
of America)

Top Mix Investments Limited	TTM Hong Kong Limited

(incorporated in the British Virgin Islands with limited liability)	(incorporated in Hong Kong with limited liability)
JOINT ANNOUNCEMENT
DESPATCH OF THE CIRCULAR
(1) VERY SUBSTANTIAL DISPOSAL AND VERY SUBSTANTIAL ACQUISITION IN RESPECT OF THE SALE OF THE PCB
BUSINESS
(2) MAJOR TRANSACTION AND CONNECTED TRANSACTION IN RESPECT OF THE SALE OF THE LAMINATE BUSINESS

(3) VOLUNTARY WITHDRAWAL OF LISTING
(4) DEREGISTRATION FROM THE CAYMAN ISLANDS AND CONTINUATION IN THE BRITISH VIRGIN ISLANDS
(5) PROPOSED DISTRIBUTION BY WAY OF DIVIDEND
MEADVILLE AUDITED CONSOLIDATED FINANCIAL INFORMATION FOR THE YEARS ENDED 31 DECEMBER 2006, 2007 AND 2008 AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2009

Financial Adviser to Meadville Holdings Limited	Financial Adviser to TTM Technologies, Inc. and TTM Hong Kong Limited

Merrill Lynch (Asia Pacific) Limited	UBS AG, Hong Kong Branch
Financial Adviser to Top Mix Investments Limited
Independent Financial Adviser to the Independent Board Committee of
Meadville Holdings Limited

ING Bank N.V.

THE CIRCULAR AND FORM S-4
The Circular and its accompanying Form of Election, Tax Forms and form of proxy will be despatched to the Shareholders on 11 February 2010.
TTM has filed a Registration Statement on Form S-4 with the SEC that includes the U.S. Prospectus in connection with the proposed issuance of new TTM Shares. The SEC in the United States has declared the Form S-4 effective as of 8 February 2010 (Eastern Standard Time). The Form S-4 is available for public viewing on the SEC’s website (http://sec.gov/edgar/searchedgar/companysearch.html) and TTM’s website (www.ttmtech.com/investors/investor_sec.jsp) on 11 February 2010. TTM has mailed the U.S. Prospectus to its stockholders and a copy of the U.S. Prospectus will be mailed to the Shareholders together with the Circular. The Form S-4 contains important information. Before making any voting or investment decision, Shareholders and investors are urged to read the Form S-4 and the U.S. Prospectus carefully.
The EGM will be convened at 10:00 am on Tuesday, 9 March 2010 at Ballroom Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong and Shareholders are requested to attend. The Notice of the EGM is contained in the Circular. For the purpose of the EGM, dealings in Meadville Shares are expected to be suspended from 9:30 am on Tuesday, 9 March 2010 pending the release of the results of the EGM, which is expected to be published no later than 7:00 pm on the same day. Trading of the Meadville Shares on the Stock Exchange is expected to resume at 9:30 am on Wednesday, 10 March 2010.
Independent Shareholders should read and consider carefully the Circular, including the recommendations of the IBC as set out in the letter from the IBC and the factors, reasons and recommendations in relation to the Proposal as set out in the letter from the IFA before making a decision on the Proposal.
Shareholders and potential investors should be aware that the Proposal is subject to the relevant conditions set out in the Circular being fulfilled (or, if applicable, waived) and may or may not be completed or effected, as the case may be. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.
MEADVILLE FINANCIAL INFORMATION
For the purposes of the Circular, Meadville was required to prepare audited consolidated financial information of Meadville for the nine months ended 30 September 2009. The Meadville Financial Information as extracted from Appendix VI to the Circular is set out in Appendix 1 to this announcement for Shareholders’ information.
AMENDMENT TO PCB AGREEMENT AND LAMINATE AGREEMENT
The parties to the PCB Agreement and the Laminate Agreement, respectively, entered into a side letter on 8 February 2010 to extend the completion of the PCB Sale and the Laminate Sale, respectively, to the date which is ten Business Days following the satisfaction or waiver of all the PCB Sale Conditions and the Laminate Sale Conditions, respectively.
INTRODUCTION
Reference is made to the joint announcement issued by Top Mix Investments Limited (“Top Mix”), TTM Technologies, Inc. (“TTM”), TTM Hong Kong Limited (“TTM HK”) and Meadville Holdings Limited (“Meadville”) in relation to the Proposal on 16 November 2009. Reference is also made to the joint announcement on 4 December 2009 in relation to the extension of time for despatch of the circular to be issued jointly by Meadville, Top Mix, TTM and TTM HK (the “Circular”).
Terms defined in the Circular have the same meaning when used in this announcement unless the context otherwise requires.
THE CIRCULAR AND FORM S-4
The Circular and its accompanying Form of Election, Tax Forms and form of proxy will be despatched to the Shareholders on 11 February 2010. The Circular contains, among other things, the expected timetable relating to the Proposal, the letter from the Meadville Board, the letter from the IBC, the letter from the IFA and the Notice of EGM.
TTM has filed a Registration Statement on Form S-4 with the SEC that includes a combined Proxy Statement and a U.S. prospectus (collectively, the “U.S. Prospectus”) in connection with the proposed issuance of new TTM Shares. The SEC in the United States has declared the Form S-4 effective as of 8 February 2010 (Eastern Standard Time). The Form S-4 is available for public viewing on the SEC’s website (http://sec.gov/edgar/searchedgar/companysearch.html) and TTM’s website (www.ttmtech.com/investors/investor_sec.jsp) on 11 February 2010. TTM has mailed the U.S. Prospectus to its stockholders and a copy of the U.S. Prospectus will be mailed to the Shareholders together with the Circular. The Form S-4 contains important information. Before making any voting or investment decision, Shareholders and investors are urged to read the Form S-4 and the U.S. Prospectus carefully.
RECOMMENDATIONS OF THE IBC AND THE IFA
The IBC was established to advise the Independent Shareholders in connection with, among other things, the Transactions (as a whole), the Laminate Sale (as a connected transaction) and the Withdrawal Proposal and the IFA was appointed to advise the IBC and the Independent Shareholders.
The advice of the IFA and the recommendations of the IBC are set out respectively in the letter from the IBC and the letter from the IFA contained in the Circular.
Independent Shareholders should read and consider carefully the Circular, including the recommendations of the IBC as set out in the letter from the IBC and the factors, reasons and recommendations set out in the letter from the IFA before making a decision on the Proposal.
EGM
The EGM will be held at 10:00 am on Tuesday, 9 March 2010 at Ballroom, Level 3, JW Marriott Hotel Hong Kong, Pacific Place, 88 Queensway, Hong Kong. The Notice of EGM is set out in the Circular. For the purpose of the EGM, dealing in the Meadville Shares is expected to be suspended from 9:30 am on Tuesday, 9 March 2010 pending the release of the results of the EGM, which is expected to be published no later than 7:00 pm on the same day. Trading of the Meadville Shares on the Stock Exchange is expected to resume at 9:30 am on Wednesday, 10 March 2010.
CLOSURE OF THE REGISTER OF MEMBERS
For the purpose of determining the entitlements of the Shareholders to attend and vote at the EGM, the register of members of the Company will be closed from Thursday, 4 March 2010 to Tuesday, 9 March 2010 (both days inclusive) and during such period, no transfer of Meadville Shares will be effected. The register of members will re-open on Wednesday, 10 March 2010. In order to qualify to vote at the EGM, all duly completed instruments of transfer accompanied by the relevant share certificates must be lodged with the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, by not later than 4:00 pm on Wednesday, 3 March 2010. The latest time for lodging the form of proxy for the EGM is 10:00 am on Sunday, 7 March 2010.
If the resolutions to be proposed at the EGM are duly approved by the Independent Shareholders or Shareholders (as the case may be) attending and voting at the EGM and all other PCB Sale Conditions and Laminate Sale Conditions being fulfilled, the latest time for dealings in Meadville Shares on the Stock Exchange is expected to be Friday, 26 March 2010 and latest time for lodging the Form of Election and the Tax Forms (where applicable) is expected to be 4:00 pm on Monday, 12 April 2010.
The Record Date for the purposes of determining the entitlements of the Shareholders under the Proposed Distribution and the Winding-up Proposal is expected to be Tuesday, 13 April 2010. To qualify for entitlements under the Proposed Distribution and the Winding-up Proposal, all duly completed instruments of transfer, accompanied by the relevant share certificates, must be lodged with the Registrar by not later than 4:00 pm on Wednesday, 31 March 2010.
CONDITIONS OF THE PROPOSAL
Shareholders and potential investors should be aware that the Proposal is subject to the relevant conditions set out in the Circular being fulfilled (or, if applicable, waived) and may or may not be completed or effected, as the case may be. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.

If the relevant conditions have not been fulfilled (or, if applicable, waived) on or before the Long Stop Date, the Transactions may be terminated unless the Long Stop Date is extended to a date on or before the Termination Date in accordance with the terms of the PCB Agreement and the Laminate Agreement, respectively. According to the current timetable, it is expected that completion of the Transactions will take place on Friday, 26 March 2010 and an announcement that the Transactions have been completed will be made.
If the Transactions are not completed by the Termination Date, the Proposal will lapse. If the Proposal is not approved or lapses, Meadville Shares will remain listed on the Stock Exchange.
EXPECTED TIMETABLE
Unless otherwise specified, all time references set out below are to Hong Kong time.

Date of despatch of the Circular	Thursday, 11 February 2010

Latest time for lodging transfers of Meadville Shares to qualify for attending and voting at the EGM	4:00 pm on Wednesday, 3 March 2010

Register of members closed for determination of Shareholders entitled to attend and vote at the EGM	Thursday, 4 March 2010 to Tuesday, 9 March 2010

Latest time for lodging the form of proxy for the EGM (1)	10:00 am on Sunday, 7 March 2010

Suspension of dealings in Meadville Shares	9:30 am on Tuesday, 9 March 2010

EGM	10:00 am on Tuesday, 9 March 2010

Announcement of the results of the EGM	before 7:00 pm on Tuesday, 9 March 2010

Resumption of dealings in Meadville Shares	9:30 am on Wednesday, 10 March 2010

Register of members re-open	Wednesday, 10 March 2010

Special meeting of TTM’s stockholders	10:00 am (Pacific Standard Time) on Friday, 12 March 2010

Announcement of fulfillment of all conditions to completion of the Transactions, conditional declaration of the Proposed Distribution by the Meadville Board and the Record Date for the Proposed Distribution and notice of intent to delist (2)
before 9:00 am on Monday, 15 March 2010

Completion of the Transactions (2)	Friday, 26 March 2010

Last day of dealings in Meadville Shares on the Stock Exchange (3)	Friday, 26 March 2010

Latest time for lodging transfers of Meadville Shares to qualify for entitlements for the Proposed Distribution and the Winding-up Proposal	4:00 pm on Wednesday, 31 March 2010

Register of members closed for determination of Shareholders’ entitlement for the Proposed Distribution and the Winding-up Proposal	Thursday, 1 April 2010 onwards

Announcement of the withdrawal of the listing of Meadville Shares on the Stock Exchange	Wednesday, 7 April 2010

Effective date for the withdrawal of listing of Meadville Shares on the Stock Exchange	9:30 am on Thursday, 8 April 2010

Latest time for lodging the Form of Election (4)	4:00 pm on Monday, 12 April 2010

Record Date for the Proposed Distribution and the Winding-up Proposal (5)	Tuesday, 13 April 2010

Effective date on which Meadville is de-registered in the Cayman Islands and continued as a BVI business company in the BVI (6)	on or before Monday, 26 April 2010

Effective date of the Proposed Distribution (7)	Tuesday, 27 April 2010

Latest date for posting of cheques for cash payment pursuant to the Proposed Distribution to the Shareholders (8)	Wednesday, 5 May 2010

Long Stop Date (9)	Monday, 31 May 2010

Termination Date (10)	Wednesday, 30 June 2010

Announcement of the average sale price of the TTM Shares sold through the Dealing Facility and the net cash amount to be distributed to Shareholders who elected or who are deemed to have elected option (c) on the Form of Election on or before Tuesday, 13 July 2010

Latest date for posting of cheques for the net cash amount to be distributed to Shareholders who elected or who are deemed to have elected option (c) on the Form of Election	Tuesday, 20 July 2010
Notes:
(1)	The form of proxy should be lodged, by hand or by post, with the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible and in any event not later than 10:00 am on Sunday, 7 March 2010 or not less than 48 hours before the time appointed for holding any adjournment of the EGM. The completion and return of the form of proxy for the EGM will not preclude a Shareholder from attending the EGM or any adjournment of the EGM and voting in person. In such event, the returned form of proxy will be deemed to have been revoked.
(2)	Assuming the requisite approvals are obtained at the special meeting of TTM’s stockholders and all other Laminate Sale Conditions and PCB Sale Conditions have been fulfilled (or, if applicable, waived) on or before the date of the special meeting of TTM’s stockholders, the PCB Sale and the Laminate Sale would then proceed to completion and an announcement that the Transactions have been completed will be made. If such other conditions have not then been fulfilled (or, if applicable, waived), the timetable for completion will be delayed and a further announcement will be made.

(3)	There are three Business Days from the last day of dealings in Meadville Shares on the Stock Exchange to the latest time for lodging transfers of Meadville Shares to quality for entitlements for the Proposed Distribution and under the Winding-up Proposal, in order to allow sufficient time for clearing and settlement of dealings in Meadville Shares on the last day of trading to enable purchasers of Meadville Shares on the last day of trading to qualify for the entitlements under the Proposed Distribution and under the Winding-up Proposal.

(4)	The Form of Election must be lodged, by hand or by post, with the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible and in any event no later than the Election Deadline. Any Shareholder who does not return a duly completed and signed Form of Election with the Registrar on or before the Election Deadline will be deemed to have elected option (c) on the Form of Election.

(5)	The Proposed Distribution will not be made and the Winding-up Proposal will not proceed if the Transactions are not completed, or if the listing of Meadville Shares on the Stock Exchange is not withdrawn or the Deregistration and Continuation is not completed.

(6)	An announcement will be made by Meadville when the Deregistration and Continuation is completed.

(7)	This is the date on which the Proposed Distribution is expected to be made and the cheques for cash payment pursuant to the Proposed Distribution will be posted to the Shareholders as soon as possible thereafter but in any event on or before Wednesday, 5 May 2010.

(8)	This assumes that the effective date of the Deregistration and Continuation is Monday, 26 April 2010 and that the cheques will be despatched as soon as possible but in any event within 10 days of this date.

(9)	If the relevant conditions set out in the Circular have not been fulfilled (or, if applicable, waived), by Monday, 31 May 2010, the Transactions may be terminated unless the Long Stop Date is extended. An announcement will be made stating the lapse of the Proposal (if the Transactions are terminated) or, if the Long Stop Date has been extended, the revised Long Stop Date.

(10)	If the Transactions are not completed by Wednesday, 30 June 2010, the Proposal will lapse.
If there is a tropical cyclone warning signal number 8 or above or “black” rainstorm warning in force in Hong Kong before 12:00 noon and no longer in force after 12:00 noon on the relevant date for the lodgment of transfers, the lodgment of the form of proxy for the EGM or the lodgment of the Form of Election, then the latest time will be extended to 4:00 pm on the same day (if the latest time set out above is before 12:00 noon) or if there is a tropical cyclone warning signal number 8 or above or “black” rainstorm warning in force in Hong Kong between 12:00 noon and 4:00 pm on such date, then the latest time will be extended to 4:00 pm on the following day which does not have either of those warnings in force in Hong Kong (if the latest time set out above is at or after 12:00 noon). If the expected dates set out above changes, further announcement(s) will be made in the event of such change.

Shareholders and potential investors should be aware that the Proposal is subject to the relevant conditions set out in the Circular being fulfilled (or, if applicable, waived) and may or may not be completed or effected, as the case may be. Shareholders and potential investors are advised to exercise caution when dealing in Meadville Shares.
Shareholders and potential investors should also note that the above timetable is subject to change. Further announcement(s) will be made in the event of such change.
ACTIONS TO BE TAKEN
Actions to be taken by all Shareholders
If you are a Shareholder, regardless of whether or not you are able to attend the EGM, you are strongly urged to complete and sign the form of proxy in accordance with the instructions printed on the form of proxy and to lodge it with the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible but in any event not later than 10:00 am on Sunday, 7 March 2010 or not less than 48 hours before the time appointed for any adjournment of the EGM in order for the form of proxy to be valid.
The completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment of the EGM. In such event, the returned form of proxy will be deemed to have been revoked.
If you are a Shareholder, you are also strongly urged to complete and sign the Form of Election, together with the relevant Tax Form if you elect option (a) or option (b) on the Form of Election, in accordance with the instructions printed on the Form of Election and to lodge it with the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, as soon as possible but in any event on or before the Election Deadline in order for the Form of Election to be valid.
Shareholders are strongly urged to read Appendix I to the Circular before completing the Form of Election.
Any Shareholder who does not return a duly completed and signed Form of Election to the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, on or before the Election Deadline will be deemed to have elected option (c) on the Form of Election. As a result, such Shareholder will receive the net cash proceeds of sale of the TTM Shares to which such Shareholder would otherwise have been entitled under the Proposed Distribution sold through the Dealing Facility in lieu of receiving such TTM Shares.
Further details are set out in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board set out in the Circular, the section headed “Actions to be taken” in Appendix I to the Circular and the Form of Election.
Actions to be taken by Beneficial Owners
Any Beneficial Owner who wishes to attend and vote at the EGM personally should contact the Registered Owner (or the appropriate intermediary) directly to make the appropriate arrangements with the Registered Owner to enable such Beneficial Owner to attend and vote at the EGM and, for such purpose, the Registered Owner may appoint such Beneficial Owner as its proxy or such Beneficial Owner must have his/her/its name entered in the register of members of Meadville no later than 4:00 pm on Wednesday, 3 March 2010.
Any Beneficial Owner whose Meadville Shares are registered in the name of any Registered Owner should contact such Registered Owner (or the appropriate intermediary) to give instructions to and/or to make arrangements with such Registered Owner as to the manner in which the Meadville Shares beneficially owned by such Beneficial Owner should be voted at the EGM and as to the form in which such Beneficial Owner would like to receive the component of the Proposed Distribution comprising TTM Shares. Any Beneficial Owner who instructs the relevant Registered Owner to elect option (a) or option (b) on the Form of Election should return to the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, a duly completed and signed Tax Form on or before the Election Deadline.
Any Beneficial Owner who does not instruct its Registered Owner to complete, sign and return the Form of Election to the Registrar, Tricor Investor Services Limited, at 26th Floor, Tesbury Centre, 28 Queen’s Road East, Wan Chai, Hong Kong, on or before the Election Deadline will be deemed to have elected option (c) on the Form of Election. As a result, such Beneficial Owner will, through the relevant Registered Owner, receive the net cash proceeds of sale of the TTM Shares to which such Beneficial Owner would otherwise have been entitled under the Proposed Distribution sold through the Dealing Facility in lieu of receiving such TTM Shares.
Any Beneficial Owner whose Meadville Shares are deposited in CCASS and registered under the name of HKSCC Nominees must (unless such Beneficial Owner is a CCASS Investor Participant) contact their broker, custodian or nominee (or other relevant person who is or has in turn deposited such Meadville Shares with a CCASS Clearing Participant or CCASS Custodian Participant) regarding procedures for voting and election to be given to such person if such Beneficial Owner wishes to vote in respect of the Proposal and election instructions to be given to such person if such Beneficial Owner wishes to elect the form in which such Beneficial Owner would like to receive the component of the Proposed Distribution comprising the TTM Shares. CCASS Investor Participants should instruct HKSCC Nominees directly regarding the above.
Further details are set out in the sub-section headed “Election in relation to TTM Shares” of the letter from the Meadville Board set out in the Circular and the section headed “Actions to be taken” in Appendix I to the Circular and the Form of Election.
OVERSEAS SHAREHOLDERS
The Circular has been prepared for the purpose of complying with the laws, regulations and/or rules of Hong Kong and the information disclosed in the Circular may not be the same as that which would have been disclosed if the Circular had been prepared in accordance with the laws, regulations and/or rules of any other jurisdiction.
It is the responsibility of any overseas Shareholders wishing to accept the Proposed Distribution to satisfy themselves as to the full observance of the laws of the relevant jurisdiction(s) in connection with such acceptance and the payment of any issue, transfer or other taxes due in any such jurisdiction(s). Further details are set out in the section headed “Information for Overseas Shareholders” in Appendix I to the Circular.
MEADVILLE FINANCIAL INFORMATION
For the purposes of the Circular, Meadville was required to prepare audited consolidated financial information of Meadville for the nine months ended 30 September 2009. The audited consolidated financial information for the years ended 31 December 2006, 2007 and 2008 and for the nine months ended 30 September 2009 (“Meadville Financial Information”) as extracted from Appendix VI to the Circular is set out in Appendix 1 to this announcement for Shareholders’ information.

AMENDMENT TO PCB AGREEMENT AND LAMINATE AGREEMENT
The parties to the PCB Agreement and the Laminate Agreement, respectively, entered into a side letter on 8 February 2010 to extend the completion of the PCB Sale and the Laminate Sale, respectively, to the date which is ten Business Days following the satisfaction or waiver of all the PCB Sale Conditions and the Laminate Sale Conditions, respectively.

By order of the Board of Top Mix Investments Limited	By order of the Board of TTM Technologies, Inc.	By order of the Board of TTM Hong Kong Limited	By order of the Board of Meadville Holdings Limited

Tang Ying Ming, Mai Director	Robert E. Klatell Chairman	Kenton K. Alder Director	Tang Chung Yen, Tom Executive Chairman
Hong Kong, 11 February 2010
As at the date of this announcement, Mr. Tang Hsiang Chien is the ultimate controlling shareholder of Top Mix.
As at the date of this announcement, the directors of Top Mix are Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom and Ms. Tang Ying Ming, Mai.
As at the date of this announcement, the directors of TTM are Mr. Robert E. Klatell, Mr. Kenton K. Alder, Mr. James K. Bass, Mr. Richard P. Beck, Mr. Thomas T. Edman and Mr. John G. Mayer.
As at the date of this announcement, the directors of TTM HK are Mr. Kenton K. Alder and Mr. Steven W. Richards.
As at the date of this announcement, the Meadville Directors are:
Executive Directors: Mr. Tang Hsiang Chien, Mr. Tang Chung Yen, Tom, Ms. Tang Ying Ming, Mai and Mr. Chung Tai Keung, Canice.
Independent non-executive Directors: Mr. Eugene Lee, Mr. Leung Kwan Yuen, Andrew and Dr. Li Ka Cheung, Eric.
Mr. Tang Hsiang Chien accepts full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and the TTM Group) and confirms, having made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of Top Mix jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and the TTM Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and the TTM Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of TTM jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The directors of TTM HK jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the Meadville Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the Meadville Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.
The Meadville Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the TTM Group and Top Mix) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than opinions expressed by the TTM Group and Top Mix) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

Appendix 1
Meadville Financial Information
The following has been extracted from Appendix VI to the Circular.
(The remaining of this page is intentionally left blank)

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
I	FINANCIAL INFORMATION
CONSOLIDATED INCOME STATEMENTS

					Nine months ended
		Year ended 31 December			30 September
	Note	2006	2007	2008	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
					(unaudited)

Revenue	5	3,140,398	4,490,262	5,626,451	4,269,498	3,700,891
Cost of sales	9,22	(2,486,560)	(3,430,222)	(4,546,027)	(3,426,634)	(2,970,848)

Gross profit		653,838	1,060,040	1,080,424	842,864	730,043
Other income	6	97,145	177,050	172,495	137,369	98,909
Selling and distribution expenses	9	(126,467)	(240,182)	(280,422)	(219,237)	(196,220)
General and administrative expenses	9	(154,349)	(245,152)	(281,565)	(158,676)	(306,479)
Share award expenses	7,9	—	(254,502)	(11,661)	(9,198)	(10,772)

Operating profit		470,167	497,254	679,271	593,122	315,481
Loss on share reform of an associated company	19	(52,237)	—	—	—	—
Interest income	10	6,034	27,300	5,095	3,730	1,324
Finance costs	11	(88,171)	(109,737)	(132,011)	(96,791)	(64,057)
Share of net profit of associated companies	19	97,849	107,858	33,577	75,278	50,735

Profit before income tax		433,642	522,675	585,932	575,339	303,483
Income tax expense	12	(48,718)	(72,116)	(77,387)	(81,929)	(53,078)

Profit for the year/period	5	384,924	450,559	508,545	493,410	250,405

Attributable to:
Equity holders of the Company	13	320,017	341,648	402,468	417,642	178,307
Minority interests		64,907	108,911	106,077	75,768	72,098

		384,924	450,559	508,545	493,410	250,405

Earnings per share for profit attributable to equity holders of the Company during the year/period (expressed in HK$ per share) — basic and diluted	13	0.21	0.17	0.20	0.21	0.09

Dividends	14	—	120,000	82,488	54,992	29,460

The notes on pages VI-18 to VI-132 are an integral part of this Financial Information.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Profit for the year/period	384,924	450,559	508,545	493,410	250,405

Other comprehensive income
Exchange differences	50,899	147,073	128,805	159,588	3,235
Fair value (loss)/gain of available-for-sale financial asset	—	—	(454)	3,564	(2,921)
Cash flow hedge
— change in fair value of hedging instruments	—	—	—	—	22,796
— transfer to income statement upon change in fair value of hedged items	—	—	—	—	(17,226)
— transfer to property, plant and equipment	—	—	—	—	(178)

Other comprehensive income for the year/period, net of tax	50,899	147,073	128,351	163,152	5,706

Total comprehensive income for the year/period	435,823	597,632	636,896	656,562	256,111

Total comprehensive income attributable to:
Equity holders of the Company	364,816	469,588	508,445	555,889	183,632
Minority interests	71,007	128,044	128,451	100,673	72,479

	435,823	597,632	636,896	656,562	256,111

The notes on pages VI-18 to VI-132 are an integral part of this Financial Information.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

					At
		At 31 December			30 September
	Note	2006	2007	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000

Assets
Non-current assets
Property, plant and equipment	16	2,030,800	4,121,368	5,290,295	5,166,726
Leasehold land and land use rights	17	114,549	174,420	178,430	175,181
Intangible assets	18	22,561	149,899	22,159	21,292
Interests in associated companies	19	441,409	579,543	620,573	635,563
Available-for-sale financial asset	21	—	21,089	20,635	17,714
Derivative financial instruments	29	—	—	—	22,358
Deferred tax assets	30	—	13,124	32,682	42,935

		2,609,319	5,059,443	6,164,774	6,081,769

Current assets
Inventories	22	373,459	498,000	544,904	545,769
Debtors and prepayments	23	1,241,699	1,597,034	1,243,021	1,171,839
Derivative financial instruments	29	—	—	—	438
Amount due from a minority shareholder	36	—	39,055	—	—
Taxation recoverable		2,220	6,090	21,820	25,537
Cash and bank balances	25	211,150	418,192	889,773	951,865

		1,828,528	2,558,371	2,699,518	2,695,448

Total assets		4,437,847	7,617,814	8,864,292	8,777,217

Equity
Capital and reserves attributable to the equity holders of the Company
Share capital	26	777,000	1,822,612	1,822,252	1,822,252
Reserves	27	(43,189)	560,901	929,024	1,093,968
Proposed final dividend	14, 27	—	80,000	27,496	—

		733,811	2,463,513	2,778,772	2,916,220
Minority interests in equity		203,916	359,293	425,167	560,894

Total equity		937,727	2,822,806	3,203,939	3,477,114

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

					At
		At 31 December			30 September
	Note	2006	2007	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000

Liabilities
Non-current liabilities
Borrowings	28	749,060	1,738,067	2,777,110	2,964,762
Derivative financial instruments	29	—	—	17,350	13,944
Deferred tax liabilities	30	14,219	81,483	97,081	92,730
Financial liabilities	31	—	264,394	151,270	161,758
Long-term other payables	32	—	115,658	74,564	24,974

		763,279	2,199,602	3,117,375	3,258,168

Current liabilities
Creditors and accruals	33	800,030	1,428,268	1,467,106	1,183,508
Amount due to a subsidiary of a minority shareholder	34	63,359	29,367	16,828	25,848
Amounts due to associated companies	34	120,742	150,669	121,595	140,595
Amounts due to related parties	24	709,598	—	—	—
Amount due to a minority shareholder	36	—	343	60,466	—
Borrowings	28	1,026,247	961,107	858,525	635,911
Derivative financial instruments	29	—	—	8,015	2,023
Dividend payable		—	—	—	29,460
Taxation payable		16,865	25,652	10,443	24,590

		2,736,841	2,595,406	2,542,978	2,041,935

Total liabilities		3,500,120	4,795,008	5,660,353	5,300,103

Total equity and liabilities		4,437,847	7,617,814	8,864,292	8,777,217

Net current (liabilities)/assets		(908,313)	(37,035)	156,540	653,513

Total assets less current liabilities		1,701,006	5,022,408	6,321,314	6,735,282

The notes on pages VI-18 to VI-132 are an integral part of this Financial Information.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
COMPANY STATEMENTS OF FINANCIAL POSITION

					At
		At 31 December			30 September
	Note	2006	2007	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000

Assets
Non-current assets
Investments in subsidiaries	20	777,000	777,000	777,000	777,000

Current assets
Debtors and prepayments	23	7,532	312	582	235
Amounts due from subsidiaries	35	—	1,315,749	1,910,604	1,855,731
Taxation recoverable		—	—	9	—
Cash and bank balances	25	—	339	542	29,574

		7,532	1,316,400	1,911,737	1,885,540

Total assets		784,532	2,093,400	2,688,737	2,662,540

Equity
Capital and reserves attributable to the equity holders of the Company
Share capital	26	777,000	1,822,612	1,822,252	1,822,252
Reserves	27	(597)	173,464	831,478	802,018
Proposed final dividend	14	—	80,000	27,496	—

Total equity		776,403	2,076,076	2,681,226	2,624,270

Liabilities
Current liabilities
Creditors and accruals	33	1,004	17,324	7,509	8,810
Amounts due to subsidiaries	35	7,125	—	—	—
Dividend payable		—	—	—	29,460
Taxation payable		—	—	2	—

		8,129	17,324	7,511	38,270

Total equity and liabilities		784,532	2,093,400	2,688,737	2,662,540

Net current (liabilities)/assets		(597)	1,299,076	1,904,226	1,847,270

Total assets less current liabilities		776,403	2,076,076	2,681,226	2,624,270

The notes on pages VI-18 to VI-132 are an integral part of this Financial Information.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS

						Nine months ended
			Year ended 31 December			30 September
	Note		2006	2007	2008	2008	2009
			HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
						(unaudited)

Cash flows from operating activities
Profit before income tax			433,642	522,675	585,932	575,339	303,483
Adjustments for:
— Share of net profit of associated companies			(97,849)	(107,858)	(33,577)	(75,278)	(50,735)
— Loss on share reform of an associated company			52,237	—	—	—	—
— Interest income			(6,034)	(27,300)	(5,095)	(3,730)	(1,324)
— Finance costs			88,171	109,737	132,011	96,791	64,057
— Impairment of intangible assets			55	—	19,860	—	—
— Impairment of property, plant and equipment			—	10,612	—	—	5,419
— Amortisation of intangible assets			1,170	1,337	2,991	2,513	878
— Amortisation of leasehold land and land use rights			2,472	2,904	4,353	3,252	3,297
— Depreciation of property, plant and equipment			208,770	291,760	441,705	322,361	387,084
— Dividend income from available-for-sale financial asset			—	—	—	—	(1,971)
— Negative goodwill from acquisition of minority interest in a subsidiary	38	(a)	(1,108)	—	—	—	—
— Income on partial disposal of a subsidiary	38	(b)	—	(41)	—	—	—
— (Gain)/loss on disposal of property, plant and equipment			(684)	2,599	22,383	9,430	1,222
— Gain on adjustment for contingent consideration in relation to business combination			—	—	(13,933)	—	(13,425)
— Net exchange differences			(5,115)	(45,043)	(141,888)	(143,518)	—
— Share award expenses			—	254,502	11,661	9,198	10,772

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

					Nine months ended
		Year ended 31 December			30 September
	Note	2006	2007	2008	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
					(unaudited)

Operating profit before working capital changes		675,727	1,015,884	1,026,403	796,358	708,757
Changes in:
Inventories		(114,271)	(96,759)	(46,904)	(232,236)	(865)
Debtors and prepayments		(272,588)	(139,214)	354,013	(128,156)	71,182
Restricted bank balances		12,075	(2,477)	(1,972)	2,719	(2,524)
Creditors and accruals		204,356	456,466	38,838	110,936	(283,598)
Long-term other payables		—	115,658	(41,094)	(16,265)	(49,590)
Amount due from a director		20,809	—	—	—	—
Amounts due to associated companies		(23,210)	29,927	(29,074)	(44,085)	19,000
Amounts due from/(to) related parties		(39,669)	(9,598)	—	—	—
Amounts due from/(to) minority shareholders		—	(38,712)	39,055	39,958	—
Amount due to a subsidiary of a minority shareholder		39,565	(33,992)	(12,539)	32,099	9,020

Cash generated from operating activities		502,794	1,297,183	1,326,726	561,328	471,382
Interest received		6,034	27,300	5,095	3,730	1,324
Interest paid		(88,171)	(109,737)	(90,770)	(82,653)	(66,768)
Hong Kong profits tax paid		(2,900)	(11,900)	(3,285)	(3,275)	(5,605)
Overseas tax paid		(36,396)	(70,741)	(110,034)	(85,341)	(51,625)

Net cash generated from operating activities		381,361	1,132,105	1,127,732	393,789	348,708

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

						Nine months ended
			Year ended 31 December			30 September
	Note		2006	2007	2008	2008	2009
			HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
						(unaudited)

Cash flows from investing activities
Purchase of property, plant and equipment			(654,442)	(1,387,330)	(1,409,181)	(1,100,129)	(268,216)
Purchase of leasehold land and land use rights			(30,805)	—	—	—	—
Proceeds from sale of property, plant and equipment			7,482	3,431	2,644	3,514	1,022
Acquisition of a subsidiary, net of bank balances and cash acquired	38	(c)	—	(694,715)	—	—	—
Partial disposal of a subsidiary	38	(b)	—	14,719	—	—	—
Acquisition of minority interest in a subsidiary	38	(a)	(6,354)	—	—	—	—
Purchase of available-for-sale financial asset			—	(21,089)	—	—	—
Investment in an associated company			(33,305)	(20,750)	—	—	—
Distribution to equity holders			(6,698)	—	—	—	—
Dividends received from associated companies			41,112	26,511	27,749	27,749	36,114
Dividend received from available-for-sale financial asset			—	—	—	—	1,971

Net cash used in investing activities			(683,010)	(2,079,223)	(1,378,788)	(1,068,866)	(229,109)

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

						Nine months ended
			Year ended 31 December			30 September
	Note		2006	2007	2008	2008	2009
			HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
						(unaudited)

Cash flows from financing activities
New borrowings			1,967,787	3,095,406	3,506,676	3,088,152	1,129,480
Repayment of borrowings			(1,629,011)	(2,186,244)	(2,595,841)	(2,173,344)	(1,138,816)
Repurchase of own shares			—	—	(69,855)	(69,855)	—
Proceeds from issuance of shares			—	1,125,000	—	—	—
Share issue expenses			—	(79,388)	—	—	—
Partial consideration pursuant to the reorganisation	38	(d)	—	(700,000)	—	—	—
Dividends paid to shareholders			—	(40,000)	(134,992)	(134,992)	(27,496)
Dividends paid to minority shareholders			(30,174)	(101,630)	(3,127)	(3,127)	(91,361)
Capital contribution by minority shareholders			18,068	114,285	—	—	94,199

Net cash generated from/(used in) financing activities			326,670	1,227,429	702,861	706,834	(33,994)

Net increase in cash and cash equivalents			25,021	280,311	451,805	31,757	85,605
Exchange differences on cash and cash equivalents			(16,497)	(33,236)	(7,822)	(9,157)	(411)
Cash and cash equivalents at beginning of the year/period			158,692	167,216	414,291	414,291	858,274

Cash and cash equivalents at end of the year/period	38	(e)	167,216	414,291	858,274	436,891	943,468

The notes on pages VI-18 to VI-132 are an integral part of this Financial Information.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to the equity holders of the Company
				Available-
				for-sale		Employee
				financial	Capital	share-based			Proposed
	Share	Merger	Hedging	asset	redemption	compensation	General	Exchange	final	Retained		Minority	Total
	capital	reserve	reserve	reserve	reserve	reserve	reserve	reserve	dividend	earnings	Total	interests	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006	777,000	(549,769)	—	—	—	—	68,286	22,789	—	808,482	1,126,788	152,477	1,279,265

Profit for the year	—	—	—	—	—	—	—	—	—	320,017	320,017	64,907	384,924
Other comprehensive income:
— Exchange differences	—	2,934	—	—	—	—	336	41,529	—	—	44,799	6,100	50,899

Total comprehensive income for the year ended
31 December 2006	—	2,934	—	—	—	—	336	41,529	—	320,017	364,816	71,007	435,823

Transactions with equity holders:
Capital contribution by minority shareholders	—	—	—	—	—	—	—	—	—	—	—	18,068	18,068
Partial consideration pursuant to the reorganisation	—	(700,000)	—	—	—	—	—	—	—	—	(700,000)	—	(700,000)
Distribution to equity holders	—	—	—	—	—	—	—	—	—	(57,793)	(57,793)	—	(57,793)
Disposal of equity interest by a minority shareholder	—	—	—	—	—	—	—	—	—	—	—	(7,462)	(7,462)
Dividends	—	—	—	—	—	—	—	—	—	—	—	(30,174)	(30,174)
Transfer	—	—	—	—	—	—	12,773	—	—	(12,773)	—	—	—

	—	(700,000)	—	—	—	—	12,773	—	—	(70,566)	(757,793)	(19,568)	(777,361)

At 31 December 2006	777,000	(1,246,835)	—	—	—	—	81,395	64,318	—	1,057,933	733,811	203,916	937,727

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

	Attributable to the equity holders of the Company
				Available-
				for-sale		Employee
				financial	Capital	share-based			Proposed
	Share	Merger	Hedging	asset	redemption	compensation	General	Exchange	final	Retained		Minority	Total
	capital	reserve	reserve	reserve	reserve	reserve	reserve	reserve	dividend	earnings	Total	interests	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2007	777,000	(1,246,835)	—	—	—	—	81,395	64,318	—	1,057,933	733,811	203,916	937,727

Profit for the year	—	—	—	—	—	—	—	—	—	341,648	341,648	108,911	450,559
Other comprehensive income:
— Exchange differences	—	—	—	—	—	—	713	126,627	—	600	127,940	19,133	147,073

Total comprehensive income for the year ended 31 December 2007	—	—	—	—	—	—	713	126,627	—	342,248	469,588	128,044	597,632

Transactions with equity holders:
Capital contribution by minority shareholders	—	—	—	—	—	—	—	—	—	—	—	128,963	128,963
Proceeds from issuance of shares	1,125,000	—	—	—	—	—	—	—	—	—	1,125,000	—	1,125,000
Share issue expenses	(79,388)	—	—	—	—	—	—	—	—	—	(79,388)	—	(79,388)
Share award expenses (Note 7)	—	—	—	—	—	254,502	—	—	—	—	254,502	—	254,502
Dividend (Note 14)	—	—	—	—	—	(40,000)	—	—	—	—	(40,000)	(101,630)	(141,630)
Proposed final dividend (Note 14)	—	—	—	—	—	(80,000)	—	—	80,000	—	—	—	—
Transfer	—	—	—	—	—	—	48,461	—	—	(48,461)	—	—	—

	1,045,612	—	—	—	—	134,502	48,461	—	80,000	(48,461)	1,260,114	27,333	1,287,447

At 31 December 2007	1,822,612	(1,246,835)	—	—	—	134,502	130,569	190,945	80,000	1,351,720	2,463,513	359,293	2,822,806

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

	Attributable to the equity holders of the Company
				Available-
				for-sale		Employee
				financial	Capital	share-based			Proposed
	Share	Merger	Hedging	asset	redemption	compensation	General	Exchange	final	Retained		Minority	Total
	capital	reserve	reserve	reserve	reserve	reserve	reserve	reserve	dividend	earnings	Total	interests	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2008	1,822,612	(1,246,835)	—	—	—	134,502	130,569	190,945	80,000	1,351,720	2,463,513	359,293	2,822,806

Profit for the year	—	—	—	—	—	—	—	—	—	402,468	402,468	106,077	508,545
Other comprehensive income:
— Exchange differences	—	—	—	—	—	—	649	105,782	—	—	106,431	22,374	128,805
— Change in fair value of available-for-sale financial asset	—	—	—	(454)	—	—	—	—	—	—	(454)	—	(454)

Total comprehensive income for the year ended 31 December 2008	—	—	—	(454)	—	—	649	105,782	—	402,468	508,445	128,451	636,896

Transactions with equity holders:
Share award expenses (Note 7)	—	—	—	—	—	11,661	—	—	—	—	11,661	—	11,661
Dividend (Note 14)	—	—	—	—	—	(54,992)	—	—	(80,000)	—	(134,992)	(62,577)	(197,569)
Cancellation upon repurchase of own shares (Note 26)	(360)	—	—	—	360	—	—	—	—	(69,855)	(69,855)	—	(69,855)
Proposed final dividend (Note 14)	—	—	—	—	—	(27,496)	—	—	27,496	—	—	—	—
Transfer	—	—	—	—	—	—	35,388	—	—	(35,388)	—	—	—

	(360)	—	—	—	360	(70,827)	35,388	—	(52,504)	(105,243)	(193,186)	(62,577)	(255,763)

At 31 December 2008	1,822,252	(1,246,835)	—	(454)	360	63,675	166,606	296,727	27,496	1,648,945	2,778,772	425,167	3,203,939

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

	Attributable to the equity holders of the Company
				Available-
				for-sale		Employee
				financial	Capital	share-based			Proposed
	Share	Merger	Hedging	asset	redemption	compensation	General	Exchange	final	Retained		Minority	Total
	capital	reserve	reserve	reserve	reserve	reserve	reserve	reserve	dividend	earnings	Total	interests	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2009	1,822,252	(1,246,835)	—	(454)	360	63,675	166,606	296,727	27,496	1,648,945	2,778,772	425,167	3,203,939

Profit for the period	—	—	—	—	—	—	—	—	—	178,307	178,307	72,098	250,405
Other comprehensive income:
Exchange differences	—	—	—	—	—	—	8	2,846	—	—	2,854	381	3,235
Change in fair value of available-for-sale financial asset	—	—	—	(2,921)	—	—	—	—	—	—	(2,921)	—	(2,921)
Cash flow hedge
— change in fair value of hedging instruments	—	—	22,796	—	—	—	—	—	—	—	22,796	—	22,796
— transfer to income statement upon change in fair value of hedged item	—	—	(17,226)	—	—	—	—	—	—	—	(17,226)	—	(17,226)
— transfer to property, plant and equipment	—	—	(178)	—	—	—	—	—	—	—	(178)	—	(178)

Total comprehensive income for the nine months ended 30 September 2009	—	—	5,392	(2,921)	—	—	8	2,846	—	178,307	183,632	72,479	256,111

Transactions with equity holders:
Share award expenses (Note 7)	—	—	—	—	—	10,772	—	—	—	—	10,772	—	10,772
Dividend (Note 14)	—	—	—	—	—	(29,460)	—	—	(27,496)	—	(56,956)	(30,951)	(87,907)
Capital contribution by minority shareholders	—	—	—	—	—	—	—	—	—	—	—	94,199	94,199
Transfer	—	—	—	—	—	—	28,183	—	—	(28,183)	—	—	—

	—	—	—	—	—	(18,688)	28,183	—	(27,496)	(28,183)	(46,184)	63,248	17,064

At 30 September 2009	1,822,252	(1,246,835)	5,392	(3,375)	360	44,987	194,797	299,573	—	1,799,069	2,916,220	560,894	3,477,114

The notes on pages VI-18 to VI-132 are an integral part of this Financial Information.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to the equity holders of the Company
				Available-
				for-sale		Employee
				financial	Capital	share-based			Proposed
	Share	Merger	Hedging	asset	redemption	compensation	General	Exchange	final	Retained		Minority	Total
	capital	reserve	reserve	reserve	reserve	reserve	reserve	reserve	dividend	earnings	Total	interests	equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2008	1,822,612	(1,246,835)	—	—	—	134,502	130,569	190,945	80,000	1,351,720	2,463,513	359,293	2,822,806

Profit for the period	—	—	—	—	—	—	—	—	—	417,642	417,642	75,768	493,410
Other comprehensive income:
— Exchange differences	—	—	—	—	—	—	717	133,966	—	—	134,683	24,905	159,588
— Change in fair value of available-for-sale financial asset	—	—	—	3,564	—	—	—	—	—	—	3,564	—	3,564

Total comprehensive income for the nine months ended 30 September 2008	—	—	—	3,564	—	—	717	133,966	—	417,642	555,889	100,673	656,562

Transactions with equity holders:
Share award expenses (Note 7)	—	—	—	—	—	9,198	—	—	—	—	9,198	—	9,198
Dividend (Note 14)	—	—	—	—	—	(54,992)	—	—	(80,000)	—	(134,992)	(38,607)	(173,599)
Cancellation upon repurchase of own shares (Note 26)	(360)	—	—	—	360	—	—	—	—	(69,855)	(69,855)	—	(69,855)
Transfer	—	—	—	—	—	—	13,229	—	—	(13,229)	—	—	—

	(360)	—	—	—	360	(45,794)	13,229	—	(80,000)	(83,084)	(195,649)	(38,607)	(234,256)

At 30 September 2008	1,822,252	(1,246,835)	—	3,564	360	88,708	144,515	324,911	—	1,686,278	2,823,753	421,359	3,245,112

The notes on pages VI-18 to VI-132 are an integral part of this Financial Information.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
II	NOTES TO THE FINANCIAL INFORMATION

1	General information, reorganisation and basis of preparation

(a)	General information
     Meadville Holdings Limited (the “Company”) and its subsidiaries (hereinafter collectively referred to as the “Group”) are principally engaged in the manufacturing and distribution of printed circuit boards (the “PCB Business”) and prepreg and laminate (the “Laminate Business”).
     The Company was incorporated in the Cayman Islands on 28 August 2006 as an exempted company with limited liability under the Companies Law (2004 Revision) of the Cayman Islands. The address of its registered office is Clifton House, 75 Fort Street, P.O. Box 1350 GT, George Town, Grand Cayman, Cayman Islands.
     The Company’s shares were listed on the Main Board of The Stock Exchange of Hong Kong Limited (“Stock Exchange”) on 2 February 2007 (“Listing”).
     This Financial Information are presented in units of Hong Kong dollars (“HK$”), unless otherwise stated.
(b)	Reorganisation
     Before completion of the reorganisation, the PCB Business and Laminate Business was carried out by Photomask (HK) Limited (formerly known as Meadville Technologies Group Limited) (“PHKL”), the former holding company, and all its subsidiaries except for Qingyi Precision Maskmaking (Shenzhen) Ltd. (“SQM”). SQM was engaged in the research, design and manufacturing of photomasks (the “Photomask Business”).
     For the preparation of the listing of shares of the Company on the Stock Exchange, the following reorganisation (the “Reorganisation”) was carried out to transfer the PCB Business and Laminate Business and its related assets to the Company by way of the following steps:
•	MTG Investment (BVI) Limited (“MTG(INV)”) was incorporated in the British Virgin Islands on 23 August 2006 by Mr. Tang Hsiang Chien, a shareholder of MTG(INV). Pursuant to an agreement dated 30 December 2006 entered into between MTG(INV) and PHKL, MTG(INV) acquired the equity interests in the subsidiaries of PHKL engaged in the PCB Business and Laminate Business (including their holding companies) and certain assets and liabilities in relation to the PCB Business and Laminate Business of PHKL for a total consideration of approximately HK$1,219 million, which was satisfied partly by payment of cash of HK$700 million and partly by issue of 99,999 shares in MTG(INV). As a result of the transfer, PHKL ceased its operation in the PCB Business and Laminate Business and only conducted the Photomask Business thereafter.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
•	Pursuant to an agreement dated 30 December 2006, the Company acquired the entire issued capital of MTG(INV) through a share swap, and the Company became the holding company of the companies now comprising the Group. Details of the Company’s interests in its subsidiaries and associated companies are set out in Note 20 and Note 19 respectively.
     The Reorganisation involved companies under common control, and the Group resulting from the Reorganisation is regarded as a continuing group. Accordingly, the Reorganisation has been accounted for on the basis of merger accounting, under which the consolidated financial statements have been prepared as if the Company had been the holding company of the subsidiaries comprising the Group throughout the year ended 31 December 2006, rather than from the date on which the Reorganisation was completed. The comparative figures as at 1 January 2006 have been presented on the same basis.
     As a result of the Reorganisation, all the PCB Business and Laminate Business were transferred to the Company and its subsidiaries now comprising the Group effective 30 December 2006. After the Reorganisation, the PCB Business and Laminate Business were carried out by the Group.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(c)	Basis of preparation
     The Financial Information of the Company have been prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”) issued by the HKICPA. They have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial asset and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.
     The preparation of the Financial Information in conformity with HKFRSs requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Financial Information, are disclosed in Note 4.
(i)	The following new standards, amendments to standards and interpretations are mandatory for the first time for the financial year beginning 1 January 2009:

Effective for
accounting
periods
beginning
on or after

HKAS 1 (Revised)	Presentation of financial statements	1 January 2009
HKAS 23 (Revised)	Borrowing costs	1 January 2009
HKAS 32 and HKAS 1 (Amendments)	Puttable financial instruments and obligations arising on liquidation	1 January 2009
HKFRS 1 and HKAS 27 (Amendments)	Cost of an investment in a subsidiary, jointly controlled entity or associate	1 January 2009
HKFRS 2 (Amendment)	Share-based payment — Vesting conditions and cancellations	1 January 2009
HKFRS 7 (Amendments)	Financial instruments: Disclosures	1 January 2009
HKFRS 8	Operating segments	1 January 2009
HK(IFRIC) — Int 13	Customer loyalty programmes	1 July 2008
HK(IFRIC) — Int 15	Agreements for construction of real estates	1 January 2009
HK(IFRIC) — Int 16	Hedges of a net investment in a foreign operation	1 October 2008
HK(IFRIC) — Int 18 “Transfer of assets from customers” is effective to transfers of assets from customers received on or after 1 July 2009.

The adoption of the above new standards, amendments to standards and interpretations has no significant impact on the results and financial position of the Group.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
In addition, HKICPA also published a number of amendments for the existing standards under its annual improvement project. These amendments are also not expected to have a significant financial impact on the results and financial position of the Group.

(ii)	The following new standards, amendments to standards and interpretations have been issued but are not effective for the period beginning on 1 January 2009 and are relevant to the Group’s operations and have not been early adopted:

Effective for
accounting
periods
beginning
on or after

HKAS 24 (Revised)	Related party disclosures	1 January 2011
HKAS 27 (Revised)	Consolidated and separate financial statements	1 July 2009
HKAS 39 (Amendment)	Eligible hedged items	1 July 2009
HKFRS 3 (Revised)	Business combinations	1 July 2009
HKFRS 9	Financial instruments	1 January 2013
HK(IFRIC) — Int 9 and HKAS 39 (Amendments)	Reassessment of embedded derivatives	30 June 2009
HK(IFRIC) — Int 17	Distributions of non-cash assets to owners	1 July 2009
Whether the adoption of HKFRS 3 (Revised) and HKAS 27 (Revised) has any material impact on the results and financial position of the Group will depend on the incidence and timing of business combinations occurring on or after 1 January 2010. The directors are not yet in a position to state whether any substantial changes to the financial statements will be resulted from adopting HKFRS 9. The directors anticipate that the adoption of other new standards, amendments and interpretations to standards will not result in a significant impact on the results and financial position of the Group.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(iii)	The following new standards, amendments to standards and interpretations have been issued but are not effective for the period beginning on 1 January 2009 and are not relevant to the Group’s operations and have not been early adopted:

Effective for
accounting
periods
beginning
on or after

HKAS 32 (Amendment)	Classification of right issues	1 February 2010
HKFRS 1 (Revised)	First-time adoption of Hong Kong Financial Reporting Standards	1 July 2009
HKFRS 1 (Amendment)	Additional exemptions for first-time adopters	1 January 2010
HKFRS 2 (Amendment)	Group cash-settled share-based payment transactions	1 January 2010
HK(IFRIC) — Int 14 (Amendment)	Prepayments of a minimum funding requirement	1 January 2011
HK(IFRIC) — Int 19	Extinguishing financial liabilities with equity instruments	1 July 2010
(iv)	HKICPA’s improvements to HKFRS have been published in October 2008 but are not effective for the period beginning on 1 January 2009 and have not been early adopted by the Group. Amendment has been made to the following standard according to the improvements:

Effective for
accounting
periods
beginning
on or after

HKFRS 5	Non-current assets held for sale and discontinued operations (and consequential amendment to HKFRS 1, First time adoption of Hong Kong Financial Reporting Standards)	1 July 2009

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(v)	HKICPA’s improvements to HKFRS have been published in May 2009 but are not effective for the period beginning on 1 January 2009 and have not been early adopted by the Group. Amendments have been made to the following standards according to the improvements:

Effective for
accounting
periods
beginning
on or after

HKAS 1 (Revised)	Presentation of financial statements	1 January 2010
HKAS 7	Statement of cash flows	1 January 2010
HKAS 17	Leases	1 January 2010
HKAS 18	Revenue	1 January 2010
HKAS 36	Impairment of assets	1 January 2010
HKAS 38	Intangible assets	1 July 2009
HKAS 39	Financial instruments: Recognition and measurement	1 January 2010
HKFRS 2	Share-based payment — Scope of HKFRS 2 and HKFRS 3 (Revised)	1 July 2009
HKFRS 5	Non-current assets held for sale and discontinued operations	1 January 2010
HKFRS 8	Operating segments	1 January 2010
HK — Int 4 (Revised)	Leases — Determination of the length of lease term in respect of Hong Kong land leases	1 January 2010
HK(IFRIC) — Int 9	Reassessment of embedded derivatives	1 July 2009
HK(IFRIC) — Int 16	Hedges of a net investment in a foreign operation	1 July 2009
The directors anticipate that the adoption of the above amendments to HKFRS mentioned in Note 1(c) (iii), (iv) and (v) will not result in a significant impact on the results and financial position of the Group.
2	Summary of significant accounting policies

(a)	Merger accounting for common control combinations
     The Financial Information incorporates the financial statements of the combining entities or businesses in which the common control combination occurs as if they had been combined from the date when the combining entities or businesses first came under the control of the controlling party.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
The net assets of the combining entities or businesses are combined using the existing book values from the controlling parties’ perspective. No amount is recognised in respect of goodwill or excess of acquirers’ interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost at the time of common control combination, to the extent of the continuation of the controlling party’s interest.
The consolidated income statement includes the results of the combining entities or businesses from the earliest date presented or since the date when the combining entities first came under the common control, where this is a shorter period, regardless of the date of the common control combination.
     A uniform set of accounting policies is adopted by those entities. All intra-group transactions, balances and unrealised gains on transactions between combining entities or businesses are eliminated on consolidation.
(b)	Consolidation
(i)	Subsidiaries
     Subsidiaries are all entities (including special purpose entities) over which the Group has power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
     Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
     Except for the Reorganisation which has been accounted for as a combination of entities or businesses under common control using merger accounting as explained in Note 1(b), the purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interests. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the consolidated income statement.
     Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary in the consolidated financial statements to ensure consistency with the policies adopted by the Group.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     In the Company’s statement of financial position the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.
(ii)	Transactions with minority interests
     The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.
(iii)	Associated companies
     Associated companies are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Interests in associated companies are accounted for using the equity method of accounting and are initially recognised at cost. The Group’s interests in associated companies include goodwill identified on acquisition, net of any accumulated impairment loss.
     The Group’s share of its associated companies’ post-acquisition profits or losses is recognised in the consolidated income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associated company.
     Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group’s interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.
(c)	Segment reporting
     Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the management that makes strategic decisions.
(d)	Property, plant and equipment
Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged in the consolidated income statement during the financial period in which they are incurred.
     Depreciation of property, plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, which are summarised as follows:

Buildings	22 - 25 years
Leasehold improvements	22 - 25 years
Furniture and equipment	5 - 6 years
Plant, machinery and equipment	10 - 12 years
Motor vehicles	5 - 6 years
     The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
     Construction in progress represents buildings or leasehold improvements on which construction work has not been completed and plant, machinery and equipment pending installation. It is carried at cost which includes construction expenditures and other direct costs less any impairment losses. On completion, construction in progress is transferred to the appropriate categories of property, plant and equipment at cost less accumulated impairment losses. No depreciation is provided for construction in progress until they are completed and available for use.
     An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.
     Gains and losses on disposals are determined by comparing proceeds with carrying amount and are charged to the consolidated income statement.
(e)	Intangible assets
(i)	Goodwill
     Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary and associated company at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associated companies is included in interests in associated companies. Goodwill is tested for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold. Impairment losses on goodwill are not reversed.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Goodwill is allocated to cash-generating units (“CGUs”) for the purpose of impairment testing. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose.
(ii)	Technologies fee
     The technologies fee is shown at historical cost. The technologies fee has a definite useful life and is carried at cost less accumulated amortisation. Amortisation is calculated using the straight-line method to allocate the cost of technologies fee over its estimated useful life of 10 years.
(iii)	Customer relationship
     Customer relationship represents the fair value attributable to customer base or existing contractual bids with customers taken over as a result of business combination. Amortisation is calculated using the straight-line method over the estismated useful life of 10 years.
(f)	Trade and other receivables
     Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of trade and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognised in the consolidated income statement within selling and distribution expenses. When a receivable is uncollectible, it is written off against the allowance account for receivables. Subsequent recoveries of amounts previously written off are credited against selling and distribution expenses in the consolidated income statement.
(g)	Impairment of non-financial assets
     Non-financial assets that have an indefinite useful life or have not yet available for use are not subject to amortisation, which are at least tested annually for impairment and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.
     The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(h)	Available-for-sale financial assets
     Available-for-sale financial assets are non-derivative financial assets. They are included in non-current assets unless management intends to dispose of the investment within twelve months of the statement of financial position. Available-for-sale financial assets are stated initially at fair value plus transaction costs and subsequently carried at fair value.
     Changes in fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised costs of the security and other changes in the carrying amount of the security. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity.
     Interest on available-for-sale securities calculated using the effective interest method is recognised in the consolidated income statement. Dividends on available-for-sale equity instruments are recognised in the consolidated income statement when the Group’s right to receive payments is established.
     If the market for a financial asset is not active (and for unlisted securities), the Group established fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.
     The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial asset, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the consolidated income statement. Impairment losses recognised in the consolidated income statement on equity instruments are not reversed through the consolidated income statement.
(i)	Inventories
     Inventories are stated at the lower of cost and net realisable value. Cost, calculated on the weighted average basis, comprises materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.
(j)	Operating leases
     Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are expensed in the consolidated income statement on a straight line basis over the period of the lease.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(k)	Borrowings
     Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated income statement over the period of the borrowings using the effective interest method.
     Borrowing costs directly attributable to the acquisition and construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use. Borrowing costs capitalised are either the actual costs incurred on a specific borrowing or an amount calculated using the weighted average method, considering all borrowing costs incurred on general borrowings outstanding. Other borrowing costs are expensed.
     Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the end of each reporting period.
(l)	Derivative financial instruments and hedging activities
     Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designed as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (i) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge) or (ii) hedges of highly probable forecast transactions (cash flow hedges).
     The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
(i)	Fair value hedge
     Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.
     If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortised through the consolidated income statement over the period to maturity.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(ii)	Cash flow hedge
     The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the consolidated income statement.
     Amounts accumulated in hedging reserve are recognised in the consolidated income statement in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, property, plant and equipment), the gains and losses previously deferred in hedging reserve are transferred from hedging reserve and included in the initial measurement of the cost of the asset. The deferred amounts are ultimately recognised as depreciation in case of property, plant and equipment.
     When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserve at that time remains in hedging reserve and is recognised when the forecast transaction is ultimately recognised in the consolidated income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserve is immediately transferred to the consolidated income statement.
     Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of these derivative instruments are recognised immediately in the consolidated income statement.
(m)	Current and deferred income tax
     The tax expense for the year/period comprises current and deferred tax. Tax is recognised in the consolidated income statement.
     The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the end of each reporting period in the countries where the Company and its subsidiaries and associated companies operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.
     Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Deferred income tax assets are recognised only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.
     Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.
(n)	Cash and cash equivalents
     Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the statement of financial position.
(o)	Trade payables
     Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.
(p)	Provisions
     Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.
     Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.
     Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
     Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.
(q)	Employee benefits
(i)	Employee leave entitlements
     Employee entitlements to annual and long service leaves are recognised when they accrue to employees. Provisions are made for the estimated liability for annual leave and long service leave as a result of services rendered by employees up to the end of each reporting period.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(ii)	Retirement benefits
     The Group pays contributions to separate trustee-administered funds on a mandatory basis. The Group has no further payment obligation once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due and are not reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contribution.
     The Group’s employees in mainland China are covered by various government sponsored pension plans. These government agencies are responsible for the pension liabilities to these employees. The relevant group companies pay monthly contributions to these pension plans based on certain percentages of the salaries, subject to a certain ceiling. Under these plans, the Group has no legal or constructive obligation to make further payments once the required contributions have been paid. Contributions to these plans are expensed as incurred.
     The Group’s overseas employees are entitled to participate in a number of defined contribution pension schemes, the assets of which are generally held in separate trustee-administered funds. The pension schemes are generally funded by payments from employees and by the relevant group companies.
(iii)	Bonus plans
     Provisions for bonus plan due wholly within twelve months after the end of each reporting period are recognised where contractually obliged or where there is a past practice that has created a constructive obligation.
(iv)	Share-based compensation
     For shares granted to the employees, the fair value of the employee services received in exchange for the grant of the shares is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares granted. At the end of each reporting period, the Group revises its estimates of the number of shares that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity.
(v)	Other benefits
     The Group’s employees in mainland China are also entitled to participate in various government sponsored medical insurance plan and housing funds. The relevant group companies pay monthly contributions to these funds based on certain percentages of the salaries. The Group’s liability in respect of these funds is limited to the contributions paid. Contributions to these plans are expensed as incurred.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(r)	Government grants
     Grants from government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
     Government grants relating to costs are deferred and recognised in the consolidated income statement over the period necessary to match them with the costs that they are intended to compensate.
     Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the consolidated income statement on a straight line basis over the expected lives of the related assets.
(s)	Share capital
     Shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the net proceeds.
     Where any group company purchases the Company’s equity share capital, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company’s equity holders.
(t)	Financial liabilities — put option
     Financial liabilities are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method. The accretion of the discount on the financial liability should be recognised as finance costs in the consolidated income statement. Adjustments to the liability for the contingent consideration other than accretion of discount are recognised against goodwill including revision of cash flow estimates.
(u)	Revenue recognition
     Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the Group.
     Sales of goods are recognised when a group entity has delivered products to the customer, the customer has accepted the products and collectability of related receivables is reasonably assured.
     Dividend income is recognised when the right to receive payment is established.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(v)	Interest income

Interest income is recognised on a time proportion basis, using the effective interest method.
(w)	Foreign currency translation
(i)	Functional and presentation currency
     Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in HK$ which is the Company’s functional and presentation currency.
(ii)	Transactions and balances
     Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the consolidated income statement except when deferred in equity as qualifying cash flow hedges.
     Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the consolidated income statement within interest income or finance cost. All other foreign exchange gains and losses are presented in the consolidated income statement within general and administrative expenses.
     Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analysed between translation differences resulting from changes in the amortised cost of the security, and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in the carrying amount are recognised in equity.
     Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale are included in the available-for-sale reserve in equity.
(iii)	Group companies
     The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of reporting period;

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.
     On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to owners’ equity. When a foreign operation is partially disposed of or sold, such exchange differences that were recorded in equity are recognised in the consolidated income statement as part of the gain or loss on sale.
     Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.
(x)	Dividend distribution
     Dividend distribution to the Company’s shareholders is recognised as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders or directors, where appropriate.
3	Financial risk management

(a)	Financial risk factors
     The Group’s activities expose it to a variety of financial risks: foreign exchange risk, credit risk, liquidity risk and cash flow and fair value interest-rate risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to hedge certain risk exposures.
(i)	Foreign exchange risk
     The Group operates principally in Hong Kong and mainland China and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US Dollar (“US$”) and Renminbi (“RMB”). Foreign exchange risk arises from future commercial transactions, recognised assets and liabilities and net investments in foreign operations. The Group attempts to minimise its foreign exchange risk exposure through payment of operating costs and maintenance of borrowings at a balanced mix of major currencies.
     In addition, the conversion of RMB into foreign currencies is subject to the rules and regulations of the foreign exchange controls promulgated by the Chinese government.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.
     If RMB had weakened/strengthened by 3.5%, 5.0%, 4.0% and 0.1% against the HK$ with all other variables held constant, post-tax profit for the year/period would have been HK$9,143,000, HK$24,451,000, HK$16,804,000 and HK$100,000 higher/lower respectively for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2009 respectively, mainly as a result of foreign exchange losses/gains on translation of RMB-denominated trade receivables and foreign exchange gains/losses on translation of RMB-denominated trade payables and borrowings.
     If US$ had weakened/strengthened by 0.2%, 0.4%, 0.7% and 0.1% against the HK$ with all other variables held constant, post-tax profit for the year/period would have been HK$572,000, HK$2,653,000, HK$13,460,000 and HK$1,942,000 higher/lower respectively for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2009, mainly as a result of foreign exchange losses/gains on translation of US$-denominated trade receivables and foreign exchange gains/losses on translation of US$-denominated trade payables and borrowings. There is no significant impact on equity for the years ended 31 December 2006, 2007, 2008 and for the period ended 30 September 2009.
(ii)	Credit risk
     The credit risk of the Group mainly arises from cash and cash equivalents and debtors. The carrying amounts of these balances represent the Group’s maximum exposure to credit risk in relation to financial assets. At 31 December 2006, 2007 and 2008 and 30 September 2009, all the bank deposits are deposited in high quality financial institutions without significant credit risk.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The table below shows the bank deposit balances of the five major banks at 31 December 2006, 2007, 2008 and 30 September 2009. Management does not expect any losses from non-performance by these banks. The Group has no policy to limit the amount of credit exposure to any financial institution.

					At
		At 31 December			30 September
		2006	2007	2008	2009
Counterparty	Rating (i)	HK$’000	HK$’000	HK$’000	HK$’000

Bank 1	Aa1	79,249	147,178	268,348	230,826
Bank 2	Aa3	10,863	8,756	169,273	125,495
Bank 3	A1	19,941	61,034	162,303	157,753
Bank 4	A1	66,902	106,732	144,979	184,715
Bank 5	Baa1	—	—	—	82,654
Bank 6	A1	10,771	76,187	104,461	—

		187,726	399,887	849,364	781,443

     Note (i): The source of current credit rating is from Moody’s.
     The table below shows major debtor balances at 31 December 2006, 2007, 2008 and 30 September 2009.

					At
		At 31 December			30 September
		2006	2007	2008	2009
Counterparty	Rating	HK$’000	HK$’000	HK$’000	HK$’000

Debtors A (ii)	5A3	156,732	297,354	213,849	261,164
Debtors B (ii)	4A3	—	28,475	27,985	61,645
Debtors C (ii)	3A3	72,349	229,850	180,920	17,605
Debtors D (iii)	AAA	—	—	4,287	—
Debtors E (iii)	AA-	—	—	—	3,644
Debtors F (iii)	A+	39,883	41,770	6,808	10,914
Debtors G (iii)	A-	—	6,685	19,337	19,050
Debtors H (iii)	BBB	—	1,266	10,418	5,592
Debtors I (iii)	BB+	69,679	117,629	77,148	62,106
Debtors J (iii)	B+	19,995	46,736	11,021	14,687
Debtors K (iii)	BB-	9,251	30,386	26,518	25,287

		367,889	800,151	578,291	481,694

     Note (ii): The source of current credit rating is from Dun & Bradstreet.
     Note (iii): The source of current credit rating is from Standard & Poor’s.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     In order to minimise the credit risk to debtors, the Group has delegated a credit control team to be responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt at the end of each reporting period to ensure that adequate impairment losses are made for irrecoverable amounts.
     As at 31 December 2006, 2007, 2008 and 30 September 2009, the credit quality of financial assets which include bank balances and debtors are neither past due nor impaired by making reference to the counterparty’s default history. The trade debtors have no history of default in recent years.
(iii)	Liquidity risk
     Cash flow forecasting is performed in the operating entities of the Group and aggregated by Group finance. Group finance monitors rolling forecast of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance and external regulatory or legal requirements, for example, currency restrictions.
     Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group’s treasury. Group treasury invests surplus cash in interest bearing current accounts and time deposits to provide sufficient headroom as determined by the above-mentioned forecasts. The table below analyses the Group’s financial assets held at 30 September 2009 for managing liquidity risk.

		Between	Between
	Within	1 and	2 and	Over
	1 year	2 years	5 years	5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 30 September 2009
Debtors	1,035,016	—	—	—	1,035,016
Cash and bank balances	943,468	—	—	—	943,468

	1,978,484	—	—	—	1,978,484

     The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the end of each reporting period to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows, except for the non-interest bearing current liabilities, which are disclosed at their fair values. The difference between the amounts disclosed on the consolidated statement of financial position and the table below represents the derivative financial instruments that are calculated at the net-settled amount, interest elements that have been included in borrowings and long-term other payables

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
which are calculated based on the amounts of the borrowings and long-term other payables held at 31 December 2006, 2007 and 2008 and 30 September 2009 without taking into account of future issues and a floating-rate interest which is estimated using applicable interest rate at respective end of reporting period.

		Between	Between
	Within	1 and	2 and	Over
	1 year	2 years	5 years	5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 31 December 2006
Creditors and accruals	800,030	—	—	—	800,030
Amount due to a subsidiary of minority shareholder	63,359	—	—	—	63,359
Amounts due to associated companies	120,742	—	—	—	120,742
Amounts due to related parties	709,598	—	—	—	709,598
Borrowings	1,094,408	301,114	506,801	14,086	1,916,409

	2,788,137	301,114	506,801	14,086	3,610,138

At 31 December 2007
Creditors and accruals	1,428,268	—	—	—	1,428,268
Amount due to a subsidiary of minority shareholder	29,367	—	—	—	29,367
Amounts due to associated companies	150,669	—	—	—	150,669
Borrowings	1,056,941	527,472	1,338,753	—	2,923,166
Amount due to a minority shareholder	343	—	—	—	343
Financial liabilities	—	—	—	393,823	393,823
Long-term other payables	2,482	6,081	124,020	—	132,583

	2,668,070	533,553	1,462,773	393,823	5,058,219

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

		Between	Between
	Within	1 and	2 and	Over
	1 year	2 years	5 years	5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 31 December 2008
Creditors and accruals	1,467,106	—	—	—	1,467,106
Derivative financial instruments	12,185	6,491	6,675	—	25,351
Amount due to a subsidiary of minority shareholder	16,828	—	—	—	16,828
Amounts due to associated companies	121,595	—	—	—	121,595
Borrowings	912,291	565,979	2,277,395	—	3,755,665
Amount due to a minority shareholder	60,466	—	—	—	60,466
Financial liabilities	—	—	190,587	—	190,587
Long-term other payables	810	15,817	61,064	—	77,691

	2,591,281	588,287	2,535,721	—	5,715,289

At 30 September 2009
Creditors and accruals	1,183,508	—	—	—	1,183,508
Derivative financial instruments	8,084	6,126	2,938	—	17,148
Amount due to a subsidiary of minority shareholder	25,848	—	—	—	25,848
Amounts due to associated companies	140,595	—	—	—	140,595
Borrowings	716,860	1,247,403	1,802,646	—	3,766,909
Financial liabilities	—	—	196,806	—	196,806
Long-term other payables	21	23,267	1,780	—	25,068

	2,074,916	1,276,796	2,004,170	—	5,355,882

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The table below analyses the Group’s derivative financial instruments held at 30 September 2009 that will be settled on a gross basis into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

		Between	Between
	Within	1 and	2 and	Over
	1 year	2 years	5 years	5 years	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 30 September 2009
Forward foreign exchange contracts — cash flow hedges:
Outflow	(5,114)	—	(174,541)	—	(179,655)
Inflow	5,517	—	196,794	—	202,311

(iv)	Cash flow and fair value interest-rate risk
     The Group’s interest-rate risk mainly arises from borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Other than borrowings, the Group has no significant interest-bearing assets and liabilities. Accordingly, the Group’s income and operating cash flows, other than finance costs, are substantially independent of changes in market interest rates.
     The Group aims to maintain a suitable mixture of fixed rate and floating rate borrowings in order to stabilise interest costs despite rate movements. Interest rate hedging ratio is determined after taking into consideration of general market trend, the Group’s cash flow patterns and interest coverage ratio. The Group uses interest rate swaps to hedge exposures or to modify the interest rate characteristics of its borrowings. At 31 December 2008 and 30 September 2009, the Group has interest rate swap contracts to hedge certain of the Group’s borrowings amounting to US$100 million with fixed interest rates.
     The Group analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions and alternative financing. Based on these scenarios, the Group calculates the impact on income statement of a defined interest rate shift. For each simulation, the same interest rate shift is used for all currencies. The scenarios are run only for liabilities that represent the major interest-bearing positions.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Based on the simulations performed, the impact on income statement of a 10 basis-point shift would be a maximum increase of HK$1,775,000, HK$2,699,000, HK$2,895,000 and HK$2,137,000 or decrease of HK$1,775,000, HK$2,699,000, HK$2,895,000 and HK$2,137,000, for the years ended 31 December 2006, 2007 and 2008 and nine months period ended 30 September 2009 respectively.
(b)	Capital risk management
     The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.
     In order to maintain or adjust the capital structure, the Group will monitor the operating cash flow generated from operations and available banking facilities to match its capital expenditures and dividend outflow payments.
     The Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and bank balances. Total capital is calculated as “equity”, as shown in the consolidated statements of financial position.
     The Group’s strategy was to maintain a solid capital base to support the operations and development of its business in the long term. Management considers a gearing ratio of not more than 100% as solid and reasonable. The table below analyses the Group’s capital structure at 31 December 2006, 2007, 2008 and 30 September 2009:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Total borrowings	1,775,307	2,699,174	3,635,635	3,600,673
Less: cash and bank balances (Note 25)	(211,150)	(418,192)	(889,773)	(951,865)

Net debt	1,564,157	2,280,982	2,745,862	2,648,808

Total capital	937,727	2,822,806	3,203,939	3,477,114

Gearing ratio	167%	81%	86%	76%
     The increase in net debt during 2007 resulted primarily from the acquisition of 80% of the issued share capital of Aspocomp Asia Limited and its subsidiaries in November 2007.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The increase in net debt during 2008 resulted primarily from the increase in borrowings to finance the purchases of property, plant and equipment.
     The decrease in net debt during 2009 resulted primarily from the decrease in borrowings through repayment.
(c)	Fair value estimation
     Effective 1 January 2009, the Group adopted the amendment to HKFRS 7 for financial instruments that are measured in the statement of financial position at fair value, this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).

•	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).
     The following table presents the Group’s assets and liabilities that are measured at fair value at the end of the reporting period.

At 30 September
2009
HK$’000

Assets
Level 2
— Derivative financial instruments	22,796
Level 3
— Available-for-sale financial asset	17,714

Total assets	40,510

Liabilities
Level 2
— Derivative financial instruments	15,967

     The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     If one or more of the significant inputs is not based on observable market data. The instrument is included in level 3.
     Specific valuation techniques used to value financial instruments include:
(i)	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curve.

(ii)	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the end of reporting period, with the resulting value discounted back to present value.

(iii)	Enterprise value calculation method is used to determine the fair value for the available-for-sale financial asset which use an average of the latest two years’ earnings before interest, tax and depreciation and amortisation (“EBITDA”) extracted from the latest unaudited financial results of the security and an enterprise value multiplier of 5.5 times. The enterprise value multiplier used is within the range of the multiplier of similar companies within the same industry.
4	Critical accounting estimates and judgements
     Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.
     The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.
(a)	Useful lives of property, plant and equipment
     The Group’s management determines the estimated useful lives and related depreciation charges for its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. It could change significantly as a result of technical innovations and competitor actions in response to severe industry cycles. Management will increase the depreciation charge where useful lives are less than previously estimated lives, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(b)  Impairment of non-financial assets
     Property, plant and equipment, leasehold land and land use rights, and intangible assets (other than goodwill) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, and goodwill is tested annually for impairment in accordance with accounting policy stated in Note 2(f). The recoverable amounts are determined based on value-in-use calculations or market valuations. These calculations require the use of judgement and estimates.
     Management judgement is required in the area of asset impairment particularly in assessing: (i) whether an event has occurred that may indicate that the related asset value may not be recoverable; (ii) whether the carrying value of an asset can be supported by the recoverable amount, being the higher of fair value less costs to sell or net present value of future cash flows which are estimated based upon the continued use of the asset in the business; and (iii) the appropriate key assumptions to be applied in preparing cash flow projections including whether these cash flow projections are discounted using an appropriate rate. Changing the assumptions selected by management in assessing impairment, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the net present value used in the impairment test and as a result affect the Group’s financial position and results of operations. If there is a significant adverse change in the projected performance and resulting future cash flow projections, it may be necessary to take an impairment charge to the consolidated income statement.
(c)	Provision for impairment of trade and other receivables
     The Group makes provision for impairment of trade and other receivables based on an assessment of the recoverability of these receivables. Provisions are applied to trade and other receivables where events or changes in circumstances indicate that the balances may not be collectible. The identification of impairment of trade and other receivables requires the use of judgement and estimates. Where the expectation is different from the original estimate, such difference will impact the carrying value of receivables and provision for impairment losses in the period in which such estimate has been changed.
(d)	Net realisable values of inventories
     Inventories are carried at the lower of cost and net realisable value. The cost of inventories is written down to net realisable value when there is an objective evidence that the cost of inventories may not be recoverable. The cost of inventories may not be recoverable if those inventories are damaged, if they have become wholly or partially obsolete, or if their selling prices have declined. The cost of inventories may also not be recoverable if the estimated costs to be incurred to make the sale have increased. The amount written off to the consolidated income statement is the difference between the carrying value and net realisable value of the inventories. In determining whether the cost of inventories can be recoverable, significant judgement is required. In making this judgement, the Group evaluates, among other factors, the duration and extent by all means to which the amount will be recovered.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(e)	Present value of financial liabilities
     The Group’ management determines the estimated redemption value of the financial liabilities by using a predetermined formula based on the put option agreement described in Note 31. This formula requires the use of estimates and assumptions which are described in Note 31. Any changes in these assumptions will impact the present value determined and the amount recorded in the consolidated statement of financial position.
5	Segment information
     The chief operating decision-makers have been identified as the Executive Directors. The Executive Directors review the Group’s internal reporting in order to assess performance and allocate resources. The Executive Directors have determined the operating segments based on these reports. The Executive Directors consider the business from product perspective. The Executive Directors assess the performance of two main business segments: (i) manufacturing and distribution of PCB including but not limited to provision of circuit design, quick-turn-around services and drilling and routing services; and (ii) manufacturing and distribution of prepreg and laminate.
     The Executive Directors assess the performance of the operating segments based on a measure of operating profit. Interest income, finance costs, share of net profit of associated companies and income tax expense are not included in the result for each operating segment. Other information provided to the Executive Directors, except as noted below, is measured in a manner consistent with that in the financial information.
     Revenue consists of sales of (i) PCB; and (ii) prepreg and laminate. Sales between segements are carried out on terms equivalent to those prevail in arm’s length transactions. The revenue from external parties reported to the Executive Directors is measured in a manner consistent with that in the consolidated income statement.
     Segment assets consist primarily of property, plant and equipment, leasehold land and land use rights, intangible assets, available-for-sale financial assets, derivative financial instruments, inventories, debtors and prepayments, amounts due from related parties and cash and bank balances. They exclude items such as interests in associated companies, deferred tax assets and taxation recoverable, which are managed by the head office.
     Segment liabilities comprise operating liabilities. They excluded items such as amounts due to associated companies and related parties, deferred tax liabilities, dividend payable and taxation payable.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Information regarding the Group’s reportable segments as provided to the Executive Directors for the purposes of resources allocation and assessment of segment performance is set out below:
Segment results, assets and liabilities
     The segment results for the years/periods are as follows:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Revenue/turnover
PCB	2,838,773	4,108,638	5,212,437	3,930,212	3,505,389

Prepreg and laminate	512,466	663,943	759,302	604,195	475,026
Inter-segment revenue	(210,841)	(282,319)	(345,288)	(264,909)	(279,524)

Subtotal for Prepreg and laminate	301,625	381,624	414,014	339,286	195,502

Total revenue/ turnover	3,140,398	4,490,262	5,626,451	4,269,498	3,700,891

Segment results
PCB	412,303	448,462	693,667	570,831	294,151
Prepreg and laminate	57,864	48,792	(14,396)	22,291	21,330

	470,167	497,254	679,271	593,122	315,481

Loss on share reform of an associated company	(52,237)	—	—	—	—
Interest income	6,034	27,300	5,095	3,730	1,324
Finance costs	(88,171)	(109,737)	(132,011)	(96,791)	(64,057)
Share of net profit of associated companies	97,849	107,858	33,577	75,278	50,735
Income tax expense	(48,718)	(72,116)	(77,387)	(81,929)	(53,078)

Profit for the year/period	384,924	450,559	508,545	493,410	250,405

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The segment assets and liabilities at the end of the years/period are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Segment assets
PCB	3,553,250	6,455,973	7,529,187	7,482,444
Prepreg and laminate	440,968	563,084	660,030	590,738

	3,994,218	7,019,057	8,189,217	8,073,182

Associated companies	441,409	579,543	620,573	635,563
Deferred tax assets	—	13,124	32,682	42,935
Taxation recoverable	2,220	6,090	21,820	25,537

Total assets	4,437,847	7,617,814	8,864,292	8,777,217

Segment liabilities
PCB	2,994,694	4,268,289	5,293,837	4,836,369
Prepreg and laminate	353,600	268,915	137,397	176,359

	3,348,294	4,537,204	5,431,234	5,012,728

Associated companies	120,742	150,669	121,595	140,595
Deferred tax liabilities	14,219	81,483	97,081	92,730
Dividend payable	—	—	—	29,460
Taxation payable	16,865	25,652	10,443	24,590

Total liabilities	3,500,120	4,795,008	5,660,353	5,300,103

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Other segment items included in the consolidated income statement are as follows:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Capital expenditures
PCB	665,753	2,119,814	1,357,112	1,058,114	259,637
Prepreg and laminate	19,494	170,288	52,069	42,015	8,579

Total capital expenditures	685,247	2,290,102	1,409,181	1,100,129	268,216

Depreciation of property, plant and equipment
PCB	200,264	278,663	421,325	309,313	363,413
Prepreg and laminate	8,506	13,097	20,380	13,048	23,671

Total depreciation of property, plant and equipment	208,770	291,760	441,705	322,361	387,084

Amortisation of leasehold land and land use rights
PCB	1,876	2,167	3,600	2,688	2,730
Prepreg and laminate	596	737	753	564	567

Total amortisation of leasehold land and land use rights	2,472	2,904	4,353	3,252	3,297

Amortisation of intangible assets
PCB	1,170	1,337	2,991	2,513	878
Prepreg and laminate	—	—	—	—	—

Total amortisation of intangible assets	1,170	1,337	2,991	2,513	878

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Impairment of property, plant and equipment
PCB	—	10,612	—	—	5,419
Prepreg and laminate	—	—	—	—	—

Total impairment of property, plant and equipment	—	10,612	—	—	5,419

Impairment of intangible assets
PCB	55	—	19,860	—	—
Prepreg and laminate	—	—	—	—	—

Total impairment of intangible assets	55	—	19,860	—	—

Provision for/ (written-back of) bad and doubtful debts
PCB	15,818	6,587	(1,638)	2,754	2,253
Prepreg and laminate	192	149	27	—	—

Total provision for/ (written-back of) bad and doubtful debts	16,010	6,736	(1,611)	2,754	2,253

Provision for/ (written-back of) inventories
PCB	12,264	12,572	6,646	5,550	(2,315)
Prepreg and laminate	(81)	1,026	997	361	272

Total provision for/ (written-back of) inventories	12,183	13,598	7,643	5,911	(2,043)

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
The Group’s revenue by geographical locations (the final destination to where the products are delivered) is as follows:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Mainland China	1,959,283	3,038,429	3,599,620	2,683,361	2,651,399
Hong Kong	186,272	411,155	481,912	394,698	210,242
North Asia	447,602	278,155	270,265	213,151	117,861
North America	182,759	223,689	402,344	319,934	153,565
Europe	224,517	308,387	467,434	375,891	285,427
Southeast Asia	139,965	230,447	404,876	282,463	282,397

Total revenue	3,140,398	4,490,262	5,626,451	4,269,498	3,700,891

The Group’s non-current assets are located in the following geographical areas:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Non-current assets
Mainland China	1,879,619	3,791,484	5,119,950	5,023,239
Hong Kong	288,291	309,356	287,513	297,466
Finland	—	301,489	44,738	31,808
India	—	64,447	59,318	50,758

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
6	Other income

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Sales of scrap	64,805	129,767	167,961	134,533	91,674
Dividend received from available-for-sale financial asset	—	—	—	—	1,971
Investment tax credits	16,317	34,414	—	—	—
Negative goodwill from acquisition of minority interest in a subsidiary (Note 38(a))	1,108	—	—	—	—
Income on partial disposal of a subsidiary (Note 38(b))	—	41	—	—	—
Tooling charges	10,146	5,757	—	—	—
Sundries	4,769	7,071	4,534	2,836	5,264

	97,145	177,050	172,495	137,369	98,909

     Investment tax credits represent incentives receivable as a result of the re-investment of the dividend incomes from subsidiaries and associated companies in mainland China.
7	Share award expenses
     In 2007, Su Sih (BVI) Limited (“Su Sih”), the controlling shareholder of the Company, through its then wholly-owned subsidiary Total Glory Holdings Limited (“Total Glory”) granted 134,800,000 shares from Total Glory’s shareholding in the Company to the employees and senior executives of the Group so as to allow them to share in the Group’s success and to incentivise and reward them.
     Out of the total 134,800,000 shares, 105,448,000 shares are not subject to any vesting conditions whereas 29,352,000 shares were then subject to certain vesting conditions. For the years ended 31 December 2007 and 2008 and nine months periods ended 30 September 2008 and 2009, out of the 29,352,000 shares which are subject to vesting conditions, nil, 4,752,000, 4,239,000 (unaudited) and 5,209,000 shares were forfeited and returned to Total Glory respectively. Accordingly, based on the offer price of HK$2.25 per share, share award expenses of nil, approximately HK$5.5 million, HK$3.7 million (unaudited) and HK$0.1 million were credited to the consolidated income statement for the years ended 31 December 2007 and 2008 and nine months periods ended 30 September 2008 and 2009

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
respectively. In addition, those granted shares which are subject to the vesting conditions and based on the offer price of HK$2.25 per share, net share award expenses of HK$17.2 million, HK$11.7 million, HK$9.2 million (unaudited) and HK$10.8 million were charged to the consolidated income statement for the years ended 31 December 2007 and 2008 and nine months periods ended 30 September 2008 and 2009 respectively.
     In respect of 105,448,000 shares granted in 2007 which are not subject to any vesting conditions, all of them were vested in 2007 and HK$237.3 million was charged to the consolidated income statement for the year ended 31 December 2007. No share award expense was charged to the consolidated income statement for the year ended 31 December 2008 and nine months periods ended 30 September 2008 and 2009 in relation to those granted shares which are not subject to any vesting conditions.
     For the share award expenses charged for the years ended 31 December 2006, 2007 and 2008 and nine months periods ended 30 September 2008 and 2009, corresponding amounts were credited as an employee share-based compensation reserve under equity in the financial statements of the Company.
8	Employee benefit expenses (including directors’ emoluments)

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Wages and salaries	400,923	590,904	753,804	565,545	554,080
Share award expenses (Note 7)	—	254,502	11,661	9,198	10,772
Retirement benefit costs	18,146	22,927	33,292	24,062	20,263

	419,069	868,333	798,757	598,805	585,115

     The Group participates in employee social security plans, including pension, medical and other welfare benefits organised by the municipal government in mainland China in accordance with relevant regulations. Contributions are calculated based on certain percentages of the total salary costs of employees, subject to certain ceilings. The assets of the plans are held separately by the municipal government, which is responsible for the entire pension obligations payable to the retired employees. The Group has no other obligations except for making these specific contributions to the plans.
The Group also operates a defined contribution scheme in accordance with the requirements of the Mandatory Provident Fund Ordinance for all eligible employees in Hong Kong. Contributions to the scheme are calculated based on certain percentage of the applicable salary costs or pre-determined fixed sums. The assets of the scheme are held under separate independent trust funds.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(a)	Directors’ emoluments

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(unaudited)

Fees	145	1,314	1,200	900	900
Other emoluments	13,412	173,268	26,966	19,396	15,513

	13,557	174,582	28,166	20,296	16,413

The remuneration of every director of the Company for the year ended 31 December 2006 is set out below:

						Employer’s
	Share					contribution
	award			Discretionary	Other	to pension
Name of director	expenses	Fees	Salary	bonuses	benefits	scheme	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note 7)

Tang Hsiang Chien	—	73	—	—	—	—	73
Tang Chung Yen, Tom	—	36	3,491	1,046	1,042	148	5,763
Tang Ying Ming, Mai	—	36	3,327	—	—	143	3,506
Chung Tai Keung, Canice	—	—	2,897	—	1,209	109	4,215
Leung Kwan Yuen, Andrew	—	—	—	—	—	—	—
Lee Eugene	—	—	—	—	—	—	—
Li Ka Cheung, Eric	—	—	—	—	—	—	—

	—	145	9,715	1,046	2,251	400	13,557

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The remuneration of every director of the Company for the year ended 31 December 2007 is set out below:

						Employer’s
	Share					contribution
	award			Discretionary	Other	to pension
Name of director	expenses	Fees	Salary	bonuses	benefits	scheme	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note 7)

Tang Hsiang Chien	—	75	4,200	300	—	180	4,755
Tang Chung Yen, Tom	—	38	6,300	—	—	270	6,608
Tang Ying Ming, Mai	—	38	5,320	—	—	228	5,586
Chung Tai Keung, Canice	149,400	—	3,920	1,230	1,680	240	156,470
Leung Kwan Yuen, Andrew	—	349	—	—	—	—	349
Lee Eugene	—	465	—	—	—	—	465
Li Ka Cheung, Eric	—	349	—	—	—	—	349

	149,400	1,314	19,740	1,530	1,680	918	174,582

     The remuneration of every director of the Company for the year ended 31 December 2008 is set out below:

						Employer’s
	Share					contribution
	award			Discretionary	Other	to pension
Name of director	expenses	Fees	Salary	bonuses	benefits	scheme	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note 7)

Tang Hsiang Chien	—	—	4,130	1,000	—	177	5,307
Tang Chung Yen, Tom	—	—	6,195	1,000	—	266	7,461
Tang Ying Ming, Mai	—	—	5,231	1,000	—	224	6,455
Chung Tai Keung, Canice	—	—	3,647	2,000	1,860	236	7,743
Leung Kwan Yuen, Andrew	—	360	—	—	—	—	360
Lee Eugene	—	480	—	—	—	—	480
Li Ka Cheung, Eric	—	360	—	—	—	—	360

	—	1,200	19,203	5,000	1,860	903	28,166

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The remuneration of every director of the Company for the nine months ended 30 September 2008 (Unaudited) is set out below:

						Employer’s
	Share					contribution
	award			Discretionary	Other	to pension
Name of director	expenses	Fees	Salary	bonuses	benefits	scheme	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note 7)

Tang Hsiang Chien	—	—	2,700	1,000	—	135	3,835
Tang Chung Yen, Tom	—	—	4,050	1,000	—	203	5,253
Tang Ying Ming, Mai	—	—	3,420	1,000	—	171	4,591
Chung Tai Keung, Canice	—	—	2,160	2,000	1,380	177	5,717
Leung Kwan Yuen, Andrew	—	270	—	—	—	—	270
Lee Eugene	—	360	—	—	—	—	360
Li Ka Cheung, Eric	—	270	—	—	—	—	270

	—	900	12,330	5,000	1,380	686	20,296

     The remuneration of every director of the Company for the nine months ended 30 September 2009 is set out below:

						Employer’s
	Share					contribution
	award			Discretionary	Other	to pension
Name of director	expenses	Fees	Salary	bonuses	benefits	scheme	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note 7)

Tang Hsiang Chien	—	—	2,430	500	—	122	3,052
Tang Chung Yen, Tom	—	—	3,645	500	—	182	4,327
Tang Ying Ming, Mai	—	—	3,078	500	—	154	3,732
Chung Tai Keung, Canice	—	—	1,920	1,000	1,320	162	4,402
Leung Kwan Yuen, Andrew	—	270	—	—	—	—	270
Lee Eugene	—	360	—	—	—	—	360
Li Ka Cheung, Eric	—	270	—	—	—	—	270

	—	900	11,073	2,500	1,320	620	16,413

     No directors waived or agreed to waive any emoluments during the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009. No incentive payment for joining the Group or compensation for loss of office was paid or payable to any directors during the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(b)	Five highest paid individuals
     The five individuals whose emoluments were the highest in the Group include three, four, four, four (unaudited) and four directors for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009, whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two, one, one, one (unaudited) and one individual for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 are as follows:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(unaudited)

Basic salaries, bonuses, allowances and benefits in kind	4,432	2,380	3,686	2,910	2,337
Share award expenses (Note 7)	—	14,500	560	420	268
Retirement benefit — defined contribution scheme	65	43	94	71	14

	4,497	16,923	4,340	3,401	2,619

     The emoluments fell within the following bands:

	No. of individuals
				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(unaudited)

Emolument bands
Under HK$1,000,000	—	—	—	—	—
HK$1,000,001 - HK$1,500,000	—	—	—	—	—
HK$1,500,001 - HK$2,000,000	1	—	—	—	—
HK$2,000,001 - HK$2,500,000	—	—	—	—	—
HK$2,500,001 - HK$3,000,000	1	—	—	—	—1
HK$3,000,001 - HK$3,500,000	—	—	—	1	—
Over HK$3,500,001	—	1	1	—	—

	2	1	1	1	1

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
9	Expenses by nature

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Raw materials and consumables used	1,568,490	2,254,881	2,825,665	2,209,681	1,767,911
Employee benefit expenses (Note 8)	419,069	868,333	798,757	598,805	585,115
Amortisation of intangible assets	1,170	1,337	2,991	2,513	878
Amortisation of leasehold land and land use rights	2,472	2,904	4,353	3,252	3,297
Depreciation of property, plant and equipment	208,770	291,760	441,705	322,361	387,084
Impairment of property, plant and equipment	—	10,612	—	—	5,419
Impairment of intangible assets	55	—	19,860	—	—
(Gain)/loss on disposal of property, plant and equipment	(684)	2,599	22,383	9,430	1,222
Provision for/(written-back of) bad and doubtful debts	16,010	6,736	(1,631)	2,754	2,253
Provision for/(written-back of) inventories	12,183	13,598	7,643	5,911	(2,043)
Management fee expense to a related company	5,000	—	—	—	—
Sales commission	12,367	27,430	37,910	32,215	18,499
Subcontracting expenses	79,688	90,283	98,987	77,515	27,413
Auditor’s remuneration	2,887	4,661	6,432	4,399	4,078
Operating lease rental expense — Land and buildings	3,365	5,010	5,964	4,639	3,619
Exchange (gain)/loss	(15,479)	(67,203)	(158,174)	(154,469)	11,839
Others	452,013	657,117	1,006,830	694,739	667,735

Total cost of sales, selling and distribution expenses, general and administrative expenses and share award expenses	2,767,376	4,170,058	5,119,675	3,813,745	3,484,319

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
10	Interest income

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Interest income from banks	2,291	13,317	5,095	3,730	1,324
Interest income from related parties	3,743	—	—	—	—
Interest income from deposits relating to share subscription during the global offering	—	13,983	—	—	—

	6,034	27,300	5,095	3,730	1,324

11	Finance costs

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)
Interest expenses on bank loans, overdrafts and other short-term loans wholly repayable within five years	88,171	109,737	141,014	100,091	69,838
Less: amounts capitalised in property, plant and equipment (Note)	—	—	(24,879)	(17,438)	(12,468)

	88,171	109,737	116,135	82,653	57,370
Interest on accretion of discount of financial liabilities	—	—	15,876	14,138	6,687

	88,171	109,737	132,011	96,791	64,057

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
Note:	Interest expenses of nil, nil, approximately HK$24,879,000, approximately HK$17,438,000 (unaudited) and approximately HK$12,468,000 arising on borrowings for the construction and acquisition of qualifying assets were capitalised during the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 respectively and are included in ‘Additions’ under property, plant and equipment. A capitalisation rate of nil, nil, 3.9%, 3.8% (unaudited) and 2.0% per annum was used for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009, representing the interest rate of the loans used to finance the projects.
12	Income tax expense

The amounts of taxation charged to the consolidated income statement represent:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Current income tax
— Hong Kong profits tax	3,151	5,859	3,532	2,664	4,408
— Overseas taxation	44,875	73,472	78,675	89,706	63,268
Deferred income tax (Note 30)	692	(7,215)	(4,820)	(10,441)	(14,598)

	48,718	72,116	77,387	81,929	53,078

     Taxation has been provided at the appropriate tax rates prevailing in the countries in which the Group operates. Hong Kong profits tax has been provided at the rate of 17.5%, 17,5%, 16.5%, 16.5% and 16.5% on the estimated assessable profit for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 respectively. The rates applicable for income tax in mainland China is 33%, 33%, 25%, 25% and 25% for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 respectively. Certain subsidiaries established in mainland China are entitled to exemption and concessions from income tax under tax holidays. Income tax was calculated at rates given under the concessions.
     The new Corporate Income Tax Law increases the corporate income tax rate for foreign investment enterprises from previous preferential rates to 25% with effect from 1 January 2008. Companies established in mainland China before 16 March 2007 and previously taxed at the rate lower than 25% may be offered a gradual increase of tax rate to 25% within 5 years.
     Certain subsidiaries of the Company established in mainland China will enjoy preferential income tax rate from 2008 to 2011 and be taxed at the rate of 25% from 2012 or when the preferential treatment expires.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The taxation of the Group’s profit before income tax and share of net profit of associated companies differs from the theoretical amount that would arise using the applicable tax rate, being the weighted average of tax rates prevailing in the territories in which the Group operates, as follows:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Profit before income tax and share of net profit of associated companies	335,793	414,817	552,355	500,061	252,748

Tax calculated at domestic applicable tax rate	116,031	164,723	130,468	117,520	65,723
Effect of change in tax rate	—	(10,940)	(15,296)	(1,088)	—
Effect of relief on income tax	(87,477)	(133,516)	(40,090)	(45,866)	(59,588)
Expenses not deductible for taxation purposes	43,258	73,134	43,970	41,225	39,179
Income not subject to taxation	(27,863)	(31,042)	(54,475)	(45,536)	(11,067)
Unrecognised tax loss utilised during the year/period	—	(15,900)	(1,086)	(4,678)	(4,486)
Tax losses for which no deferred income tax recognised	4,769	25,657	13,896	20,352	23,317

Income tax expense	48,718	72,116	77,387	81,929	53,078

Weighted average domestic applicable tax rate	34.6%	39.7%	23.6%	23.5%	26.0%

     The change in weighted average domestic applicable tax rates above is mainly caused by a change in mix of profit earned in different tax jurisdictions and changes in respective tax rates as mentioned above.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
13	Earnings per share

(a)	Basic
     Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of shares in issue during the years/periods. In determining the weighted number of shares in issue, a total of 1,500,000,000 shares were deemed to be in issue since 1 January 2006 and in issue for 2007 as if the Reorganisation was completed on 1 January 2006.

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
				(unaudited)

Profit attributable to equity holders of the Company (HK$’000)	320,017	341,648	402,468	417,642	178,307

Weighted average number of shares in issue (shares in thousands)	1,500,000	1,956,164	1,987,360	1,995,232	1,964,000

Basic earnings per share (HK$ per share)	0.21	0.17	0.20	0.21	0.09

(b)	Diluted
     Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares.
     During the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2008 and 2009 there were no potential dilutive shares outstanding.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
14	Dividends

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Interim dividend paid	—	40,000	54,992	54,992	29,460
Proposed final dividend	—	80,000	27,496	—	—

	—	120,000	82,488	54,992	29,460

     The dividend per share during the years/periods is as follows:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
				(unaudited)

Interim dividend paid (HK$ per share)	—	0.020	0.028	0.028	0.015
Proposed final dividend (HK$ per share)	—	0.040	0.014	—	—

	—	0.060	0.042	0.028	0.015

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
15	(Loss)/profit attributable to equity holders of the Company
     The (loss)/profit attributable to equity holders of the Company is dealt with in the financial statements of the Company for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 as follows:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

(Loss)/profit attributable to equity holders of the Company	(597)	39,559	798,336	800,920	(10,772)

16	Property, plant and equipment — Group

				Plant,
		Leasehold	Furniture and	machinery and	Motor	Construction
	Buildings	improvements	equipment	equipment	vehicles	in progress	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006
Cost	496,435	18,780	82,511	1,558,211	17,549	194,534	2,368,020
Accumulated depreciation and accumulated impairment	(91,605)	(8,237)	(41,109)	(679,328)	(11,775)	—	(832,054)

Net book amount	404,830	10,543	41,402	878,883	5,774	194,534	1,535,966

Year ended 31 December 2006
Opening net book amount	404,830	10,543	41,402	878,883	5,774	194,534	1,535,966
Exchange differences	13,056	—	1,064	38,849	179	3,269	56,417
Additions	9,447	560	16,378	221,779	4,549	401,729	654,442
Reclassification	46,985	42	8,131	431,402	—	(486,560)	—
Disposals	(823)	(1,913)	(226)	(3,809)	(25)	(2)	(6,798)
Distribution to equity holders	(391)	—	—	—	(66)	—	(457)
Depreciation	(26,842)	(1,490)	(12,176)	(165,820)	(2,442)	—	(208,770)

Closing net book amount	446,262	7,742	54,573	1,401,284	7,969	112,970	2,030,800

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Plant,
		Leasehold	Furniture and	machinery and	Motor	Construction
	Buildings	improvements	equipment	equipment	vehicles	in progress	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 31 December 2006
Cost	566,448	13,857	103,917	2,203,193	20,416	112,970	3,020,801
Accumulated depreciation and accumulated impairment	(120,186)	(6,115)	(49,344)	(801,909)	(12,447)	—	(990,001)

Net book amount	446,262	7,742	54,573	1,401,284	7,969	112,970	2,030,800

Year ended 31 December 2007
Opening net book amount	446,262	7,742	54,573	1,401,284	7,969	112,970	2,030,800
Exchange differences	30,449	—	4,454	106,326	401	43,760	185,390
Additions	8,950	864	22,055	298,404	5,372	1,051,685	1,387,330
Acquisition through business combination (Note 38 (c))	160,233	—	4,998	298,651	127	362,241	826,250
Reclassification	28,338	562	49,845	156,857	—	(235,602)	—
Disposals	(173)	(19)	(191)	(5,034)	—	(613)	(6,030)
Depreciation	(31,820)	(451)	(28,835)	(227,377)	(3,277)	—	(291,760)
Impairment	—	—	(579)	(10,033)	—	—	(10,612)

Closing net book amount	642,239	8,698	106,320	2,019,078	10,592	1,334,441	4,121,368

At 31 December 2007
Cost	801,977	15,234	226,252	3,028,310	24,564	1,334,441	5,430,778
Accumulated depreciation and accumulated impairment	(159,738)	(6,536)	(119,932)	(1,009,232)	(13,972)	—	(1,309,410)

Net book amount	642,239	8,698	106,320	2,019,078	10,592	1,334,441	4,121,368

Year ended 31 December 2008
Opening net book amount	642,239	8,698	106,320	2,019,078	10,592	1,334,441	4,121,368
Exchange differences	41,748	—	5,327	124,262	375	54,766	226,478
Additions	6,581	588	19,000	75,471	4,091	1,303,450	1,409,181
Reclassification	489,972	—	19,993	888,628	—	(1,398,593)	—
Disposals	(19,073)	(1,238)	(158)	(2,970)	(118)	(1,470)	(25,027)
Depreciation	(44,178)	(452)	(36,807)	(356,431)	(3,837)	—	(441,705)

Closing net book amount	1,117,289	7,596	113,675	2,748,038	11,103	1,292,594	5,290,295

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Plant,
		Leasehold	Furniture and	machinery and	Motor	Construction
	Buildings	improvements	equipment	equipment	vehicles	in progress	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 31 December 2008
Cost	1,322,248	12,545	271,217	4,101,005	29,108	1,292,594	7,028,717
Accumulated depreciation and accumulated impairment	(204,959)	(4,949)	(157,542)	(1,352,967)	(18,005)	—	(1,738,422)

Net book amount	1,117,289	7,596	113,675	2,748,038	11,103	1,292,594	5,290,295

Nine months ended 30 September 2009
Opening net book amount	1,117,289	7,596	113,675	2,748,038	11,103	1,292,594	5,290,295
Exchange differences	629	—	24	1,790	3	516	2,962
Additions	4,849	157	21,341	365	446	241,058	268,216
Reclassification	95,579	—	8,869	208,804	—	(313,252)	—
Disposals	—	—	(381)	(1,355)	—	(508)	(2,244)
Depreciation	(48,489)	(177)	(32,209)	(303,144)	(3,065)	—	(387,084)
Impairment	—	—	—	—	—	(5,419)	(5,419)

Closing net book amount	1,169,857	7,576	111,319	2,654,498	8,487	1,214,989	5,166,726

At 30 September 2009
Cost	1,423,438	12,702	300,214	4,309,014	29,506	1,220,408	7,295,282
Accumulated depreciation and accumulated impairment	(253,581)	(5,126)	(188,895)	(1,654,516)	(21,019)	(5,419)	(2,128,556)

Net book amount	1,169,857	7,576	111,319	2,654,498	8,487	1,214,989	5,166,726

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Depreciation expenses for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 have been charged to the consolidated income statement as below:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cost of sales	192,229	271,912	414,521	305,247	350,450
Selling and distribution expenses	3,490	3,580	3,716	2,777	3,012
General and administrative expenses	13,051	16,268	23,468	14,337	33,622

	208,770	291,760	441,705	322,361	387,084

     Impairment loss of nil, approximately HK$10,612,000, nil, nil (unaudited) and HK$5,419,000 has been charged to general and administrative expenses for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009, respectively.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
17	Leasehold land and land use rights — Group
     The Group’s interest in leasehold land and land use rights represents prepaid operating lease payments and their net book value are analysed as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Beginning of the year/period
Cost	90,825	124,378	187,691	196,641
Accumulated amortisation	(7,171)	(9,829)	(13,271)	(18,211)

Net book amount	83,654	114,549	174,420	178,430

Opening net book amount	83,654	114,549	174,420	178,430
Exchange differences	2,562	6,882	8,363	48
Additions	30,805	—	—	—
Acquisition through business combination (Note 38(c))	—	55,893	—	—
Amortisation	(2,472)	(2,904)	(4,353)	(3,297)

Closing net book amount	114,549	174,420	178,430	175,181

End of the year/period
Cost	124,378	187,691	196,641	196,696
Accumulated amortisation	(9,829)	(13,271)	(18,211)	(21,515)

Net book amount	114,549	174,420	178,430	175,181

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Amortisation of prepaid and operating lease payments for years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 has been charged to the consolidated income statement as below:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cost of sales	157	157	157	118	118
General and administrative expenses	2,315	2,747	4,196	3,134	3,179

	2,472	2,904	4,353	3,252	3,297

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

In Hong Kong held on:
Leases of leasehold land between 10 to 50 years	29,388	28,669	27,951	27,412
In mainland China held on:
Leases of land use rights between 10 to 50 years	85,161	139,595	144,604	141,991
In India held on:
Leases of land use rights between 10 to 50 years	—	6,156	5,875	5,778

	114,549	174,420	178,430	175,181

     In regards with the leasehold land and land use rights owned and occupied by the Group, the Group holds all of the relevant certificates of state-owned land use rights except for a piece of land in mainland China for which the net book value at 31 December 2006, 2007 and 2008 and 30 September 2009 amounted to approximately HK$9,177,000, HK$9,637,000, HK$10,010,000 and HK$9,850,000 respectively.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
18 Intangible assets — Group

		Techno-	Customer
	Goodwill	logies fee	relationship	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note (a))

At 1 January 2006
Cost	33,779	11,700	—	800	46,279
Accumulated amortisation and accumulated impairment	(19,724)	(2,925)	—	(321)	(22,970)

Net book amount	14,055	8,775	—	479	23,309

Year ended 31 December 2006
Opening net book amount	14,055	8,775	—	479	23,309
Exchange differences	477	—	—	—	477
Impairment	(55)	—	—	—	(55)
Amortisation	—	(1,170)	—	—	(1,170)

Closing net book amount	14,477	7,605	—	479	22,561

At 31 December 2006
Cost	34,201	11,700	—	800	46,701
Accumulated amortisation and accumulated impairment	(19,724)	(4,095)	—	(321)	(24,140)

Net book amount	14,477	7,605	—	479	22,561

Year ended 31 December 2007
Opening net book amount	14,477	7,605	—	479	22,561
Exchange differences	1,014	—	294	—	1,308
Acquisition through business combination (Note 38(c))	106,738	—	20,629	—	127,367
Amortisation	—	(1,170)	(167)	—	(1,337)

Closing net book amount	122,229	6,435	20,756	479	149,899

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

		Techno-	Customer
	Goodwill	logies fee	relationship	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note (a))

At 31 December 2007
Cost	141,953	11,700	20,931	800	175,384
Accumulated amortisation and accumulated impairment	(19,724)	(5,265)	(175)	(321)	(25,485)

Net book amount	122,229	6,435	20,756	479	149,899

Year ended 31 December 2008
Opening net book amount	122,229	6,435	20,756	479	149,899
Exchange differences	9,253	—	925	—	10,178
Impairment	—	—	(19,860)	—	(19,860)
Adjustment for change in estimate of contingent consideration (Note (b))	(115,067)	—	—	—	(115,067)
Amortisation	—	(1,170)	(1,821)	—	(2,991)

Closing net book amount	16,415	5,265	—	479	22,159

At 31 December 2008
Cost	36,139	11,700	22,260	800	70,899
Accumulated amortisation and accumulated impairment	(19,724)	(6,435)	(22,260)	(321)	(48,740)

Net book amount	16,415	5,265	—	479	22,159

Nine months ended 30 September 2009
Opening net book amount	16,415	5,265	—	479	22,159
Exchange differences	11	—	—	—	11
Amortisation	—	(878)	—	—	(878)

Closing net book amount	16,426	4,387	—	479	21,292

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

		Techno-	Customer
	Goodwill	logies fee	relationship	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	(Note (a))

At 30 September 2009
Cost	36,150	11,700	22,260	800	70,910
Accumulated amortisation and accumulated impairment	(19,724)	(7,313)	(22,260)	(321)	(49,618)

Net book amount	16,426	4,387	—	479	21,292

     Amortisation of approximately HK$1,170,000, HK$1,337,000, HK$2,991,000, HK$2,513,000 (unaudited) and HK$878,000 has been included in general and administrative expenses in the consolidated income statement for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009, respectively.
     Impairment charge of approximately HK$55,000, nil, HK$19,860,000, nil (unaudited) and nil has been included in general and administrative expenses in the consolidated income statement for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009, respectively.
     Notes:
(a)	Impairment test for goodwill
     Goodwill is allocated to the Group’s CGUs identified according to the country of operation. The allocation by country of operation is presented below:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Mainland China	14,477	122,229	16,415	16,426

     For the purposes of impairment reviews, the recoverable amount of goodwill is determined based on value-in-use calculations. The value-in-use calculations use cash flow projections based on the extrapolation of the latest unaudited financial results of each CGU to a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. There are a number of assumptions and estimates involved for the preparation of cash flow projections for the year/period.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Key assumptions used for value-in-use calculations for goodwill for the following five years of each of the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2009 are presented below:

				At
		At 31 December		30 September
	2006	2007	2008	2009

Gross margin	21.0%	23.0%	19.2%	19.7%
Growth rate	16.8%	20.0%	10.0%	10.0%
Discount rate	10.0%	8.3%	6.1%	6.1%

     These assumptions have been used for the analysis of each CGU within the business segment. The directors prepared the financial budgets reflecting actual and prior year performance and market development expectations. The growth rates used are consistent with the industry growth estimates. The directors estimate discount rate using pre-tax rates that reflect market assessments of the time value of money of the Group for each of the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2009. Judgement is required to determine key assumptions adopted in the cash flow projections and changes to key assumptions can significantly affect these cash flow projections.
(b)	Adjustment for change in estimate of contingent consideration
     At 31 December 2008 and 30 September 2009, the present value of the put option which represents a contingent consideration due in 2013 in relation to the acquisition of Meadville Aspocomp (BVI) Holdings Limited (“MAH”) (Note 38(c)), has been decreased by approximately HK$129,000,000 and has been increased by approximately HK$3,801,000 respectively. In connection with the adjustments made for the year ended 31 December 2008, relevant goodwill has been reduced by approximately HK$115,067,000 and the excess credit of approximately HK$13,933,000 has been recognised in the consolidated income statement. In connection with the adjustments made for the period ended 30 September 2009, no adjustment was made to relevant goodwill and the excess credit of approximately HK$13,425,000 has been recognised in the consolidated income statement while an amount of approximately HK$17,226,000 has been debited to the hedging reserve in the consolidated statement of changes in equity.
19 Interests in associated companies — Group

				At
		At 31 December		30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Share of net assets	440,782	578,871	619,859	634,849
Goodwill	627	672	714	714

	441,409	579,543	620,573	635,563

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The movements of share of net assets and goodwill of associated companies are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Beginning of the year/period	389,947	441,409	579,543	620,573
Exchange differences	13,657	36,037	35,202	369
Additional investments in an associated company	33,305	20,750	—	—
Loss on share reform of an associated company (Note)	(52,237)	—	—	—
Share of associated companies’ results
— net profit after income tax	97,849	107,858	33,577	50,735
— dividend received	(41,112)	(26,511)	(27,749)	(36,114)

End of the year/period	441,409	579,543	620,573	635,563

Note:	Guangdong Shengyi Sci. Tech Co., Ltd. (“GSST”) is listed on the Shanghai Stock Exchange. The Group’s shares in GSST carrying at cost at 31 December 2005 of HK$70.1 million were promoter shares, which were restricted and could not be freely traded on the public market till 9 March 2007. On 19 January 2006, GSST approved to convert all restricted shares to unrestricted shares by paying 3.3 shares to the shareholders of every 10 unrestricted shares (the “Share Reform”). Immediately after the Share Reform, the number of shares and percentage of equity held by the Group decreased from 165,305,000 shares to 141,525,000 and from 25.91% to 22.18% respectively and such share become gradually tradable effective from 9 March 2007. Pursuant to this Share Reform, the Group’s share of net assets value in GSST had decreased by an amount of HK$52,237,000 and was charged to the consolidated income statement for the year ended 31 December 2006.
     The aggregate amounts of each of current assets, non-current assets, current liabilities, non-current liabilities, income and expenses related to the Group’s interests in associated companies are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Assets
Non-current assets	365,549	578,155	636,153	655,825
Current assets	537,867	788,048	675,439	747,223

	903,416	1,366,203	1,311,592	1,403,048

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

	At 31 December			At
	2006	2007	2008	30 September 2009
	HK$’000	HK$’000	HK$’000	HK$’000

Liabilities
Non-current liabilities	84,094	128,369	127,470	158,249
Current liabilities	378,540	658,963	564,263	609,950

	462,634	787,332	691,733	768,199

Net assets	440,782	578,871	619,859	634,849

Share of net assets of:
A listed associated company	355,901	458,911	509,056	522,632
An unlisted associated company	84,881	119,960	110,803	112,217

	440,782	578,871	619,859	634,849

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Income	917,130	1,197,411	1,294,194	717,489	819,154
Expenses	(819,281)	(1,089,553)	(1,260,617)	(642,211)	(768,419)

Profit after income tax	97,849	107,858	33,577	75,278	50,735

     The Group’s interests in its associated companies as at 30 September 2009 are as follows:

	Place of		Percentage of
Name	establishment	Principal activities	equity held

GSST	Mainland China	Manufacturing of prepreg and laminate	22.18

Suzhou Shengyi Sci. Tech Co., Ltd. (“SSST”)	Mainland China	Manufacturing of prepreg and laminate	41.64

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Based on the market price of the un-restricted shares of GSST, the market value of the Group’s shares at 31 December 2006, 2007, 2008 and 30 September 2009 was approximately as follows:

	At 31 December			At
	2006	2007	2008	30 September 2009
	HK$’000	HK$’000	HK$’000	HK$’000

Market value of the listed equity securities	1,736,981	3,604,569	1,114,503	2,023,420

20	Investments in subsidiaries — Company

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Unlisted investment, at cost	777,000	777,000	777,000	777,000

     The following is a list of the principal subsidiaries at 30 September 2009:

				Proportion of
				issued and fully
				paid share capital/
			Issued and	registered capital
	Place of		fully paid up	held by the
	incorporation/	Principal activities and	share capital/	Company directly/
Name	establishment	place of operation	registered capital	indirectly

ACP Electronics Co., Ltd.[2] (“ACPE”)	Mainland China	Manufacturing and sales of high precision PCB/Mainland China	US$51,400,000	80.00

Aspocomp Chin-Poon Holdings Limited[3] (“ACPH”)	British Virgin Islands (“BVI”)	Investment holding/ BVI	US$54,300,000	80.00

Aspocomp Electronics India Private Limited[3] (“ACI”)	India	Manufacturing of PCB/ India	INR100,000	80.00

Dongguan Meadville Circuits Limited[2]	Mainland China	Manufacturing of PCB/Mainland China	US$78,000,000	80.00

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Proportion of
				issued and fully
				paid share capital/
			Issued and	registered capital
	Place of		fully paid up	held by the
	incorporation/	Principal activities and	share capital/	Company directly/
Name	establishment	place of operation	registered capital	indirectly

Dongguan Shengyi Electronics Ltd.[2]	Mainland China	Manufacturing, sales and distribution of PCB/Mainland China	US$89,420,000	70.20

Guangzhou Meadville Electronics Co., Ltd.[2]	Mainland China	Manufacturing of PCB/Mainland China	US$60,000,000	100.00

OPC Manufacturing Limited[3]	Hong Kong	Manufacturing of PCB/Hong Kong	HK$8,000,000	100.00

Meadville Innovations (Shanghai) Co., Ltd.[2]	Mainland China	Provision of PCB design services/Mainland China	US$1,000,000	100.00

Meadville International Trading (Shanghai) Co., Ltd.[2]	Mainland China	Trading of PCB and liaison office/ Mainland China	US$500,000	100.00

Meadville Enterprises (HK) Limited[3]	Hong Kong	Administration and treasury/ Hong Kong	HK$1	100.00

Mica-Ava (No.3) Limited[3] (“MA3”)	BVI	Investment holding/ BVI	—	93.71

Mica-Ava China Limited[3]	Hong Kong	Investment holding/Hong Kong	HK$2,200,000,000	100.00

Mica-AVA (Guangzhou) Material Company Ltd.[2] (“MAGL”)	Mainland China	Manufacturing of prepreg and laminate/Mainland China	US$42,000,000	93.71

Mica-Ava (Far East) Industrial Limited[3]	Hong Kong	Manufacturing of prepreg and laminate/Hong Kong	HK$13,088	93.71

Meadville Aspocomp (BVI) Holdings Limited[3]	BVI	Investment holding/ BVI	—	80.00

MTG Investment (BVI) Limited[1],[3]	BVI	Investment holding/ BVI	—	100.00

MTG(PCB) No.2 (BVI) Limited[3] (“MTG(PCB2)”)	BVI	Investment holding/ BVI	—	100.00

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Proportion of
				issued and fully
				paid share capital/
			Issued and	registered capital
	Place of		fully paid up	held by the
	incorporation/	Principal activities and	share capital/	Company directly/
Name	establishment	place of operation	registered capital	indirectly

Oriental Printed Circuits Limited[3]	Hong Kong	Sales and distribution of PCB/ Hong Kong	HK$90,000,000	100.00

Shanghai Kaiser Electronics Co., Ltd.[2]	Mainland China	Provision of PCB drilling service/Mainland China	US$16,420,000	100.00

Shanghai Meadville Electronics Co., Ltd.[2]	Mainland China	Manufacturing of PCB/Mainland China	US$67,500,000	100.00

Shanghai Meadville Science & Technology Co., Ltd.[2]	Mainland China	Research and development of high-end multi-layer PCB / Mainland China	US$48,000,000	100.00

[1]	Direct subsidiary

[2]	Foreign investment enterprise

[3]	Limited liability company
     No change in the percentage of beneficial interest of the above principal subsidiaries attributable to the Group during the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2009, except for the following subsidiaries:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	%	%	%	%

ACPE	—	80.00	80.00	80.00
ACPH	—	80.00	80.00	80.00
ACI	—	80.00	80.00	80.00
MA3	100.00	93.71	93.71	93.71
MAGL	100.00	93.71	93.71	93.71
MAH	—	80.00	80.00	80.00
MTG(PCB2)	—	100.00	100.00	100.00

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
21	Available-for-sale financial asset — Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Unlisted equity security
Beginning of the year/period	—	—	21,089	20,635
Addition	—	21,089	—	—
Less: fair value loss recognised directly in available-for-sale financial asset reserve	—	—	(454)	(2,921)

End of the year/period	—	21,089	20,635	17,714

     The fair value of unlisted equity security is based on enterprise value calculation which uses an average of the latest two years’ earnings before interest, tax and depreciation and amortisation (“EBITDA”) extracted from the unaudited financial results of this security and an enterprise value multiplier of 5.5 times at 31 December 2007, 2008 and 30 September 2009.
22	Inventories — Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Raw materials	136,733	162,314	201,606	204,809
Work in progress	93,488	133,448	124,109	148,250
Finished goods	139,644	201,203	216,812	187,988
Consumable stocks	3,594	1,035	2,377	4,722

	373,459	498,000	544,904	545,769

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The cost of inventories recognised as expenses and included in cost of sales is as follows:

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cost of inventories	2,474,377	3,416,624	4,538,384	3,420,723	2,972,891

     Provision for/(written-back of) inventories amounted to approximately to HK$12,183,000, HK$13,598,000 and HK$7,643,000, HK$5,911,000 (unaudited) and HK$(2,043,000) which have also been included in cost of sales in the consolidated income statement for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009, respectively.
23	Debtors and prepayments

Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Debtors	1,124,995	1,471,542	1,058,029	1,035,016
Prepayments and other receivables	116,704	125,492	184,992	136,823

	1,241,699	1,597,034	1,243,021	1,171,839

     The carrying amounts of debtors and prepayments approximate their fair values.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
During the years/period, the Group normally granted credit terms of 60-90 days. The ageing analysis of the debtors, based on the invoice date and net of provision, is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Within credit period	827,403	977,641	768,021	839,100
0 - 30 days	171,962	235,108	190,703	108,337
31 - 60 days	61,396	138,175	37,824	43,190
61 - 90 days	26,449	72,902	41,262	25,202
Over 90 days	37,785	47,716	20,219	19,187

	1,124,995	1,471,542	1,058,029	1,035,016

     At 31 December 2006, 2007, 2008 and 30 September 2009, debtors of approximately HK$60,841,000, HK$32,284,000, HK$40,854,000 and HK$15,611,000 were impaired. The amount of the provision was HK$35,049,000, HK$24,936,000, HK$15,160,000 and HK$12,670,000 at 31 December 2006 2007, 2008 and 30 September 2009. The individually impaired receivables mainly relate to customers, which are in unexpected difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered.
At 31 December 2006, 2007, 2008 and 30 September 2009, debtors of approximately HK$271,800,000, HK$486,553,000, HK$264,314,000 and HK$192,975,000 were past due but not considered impaired. These relate to a number of independent customers for whom there is no recent history of default. The ageing analysis of these debtors is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

0 - 30 days	171,962	235,108	190,703	108,337
31 - 60 days	61,396	138,175	37,824	43,190
61 - 90 days	14,552	67,748	21,794	24,517
Over 90 days	23,890	45,522	13,993	16,931

	271,800	486,553	264,314	192,975

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The carrying amounts of the Group’s debtors and prepayments are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	130,531	24,440	19,597	19,872
US$	467,004	783,160	628,890	702,277
RMB	639,607	785,117	572,953	409,876
EUR	2,866	2,257	21,540	32,565
Other currencies	1,691	2,060	41	7,249

	1,241,699	1,597,034	1,243,021	1,171,839

Movements on the provision for impairment of debtors are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Beginning of the year/period	35,535	35,049	24,936	15,160
Exchange differences	773	999	484	10
Provision for impairment of receivables	17,127	12,240	7,685	5,125
Receivables written off during the year/period as uncollectible	(17,269)	(17,848)	(8,629)	(4,753)
Unused amounts reversed	(1,117)	(5,504)	(9,316)	(2,872)

End of the year/period	35,049	24,936	15,160	12,670

     The creation and release of provision for impaired receivables have been included in selling and distribution expenses in the consolidated income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash.
     The other classes within debtors and prepayments do not contain impaired assets.
     The maximum exposure to credit risk at the reporting date is the fair value of each class of receivable mentioned above. The Group does not hold any collateral as security.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Company

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Prepayments and other receivables	7,532	312	582	235

     The carrying amounts of prepayments and other receivables of the Company approximate their fair values and are denominated in following currencies.

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	7,532	251	517	220
US$	—	61	65	15

	7,532	312	582	235

24	Amounts due to related parties
     The amounts due to related parties were unsecured, interest-free and repayable on demand. The carrying amounts of these amounts approximated their fair values. The amounts due to related parties at 31 December 2006 were denominated in HK$.
25	Cash and bank balances

Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Cash in hand	1,960	404	536	393
Bank balances	209,190	417,788	889,237	951,472

	211,150	418,192	889,773	951,865

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Cash and bank balances are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	5,801	20,941	25,468	60,354
RMB	73,309	203,620	394,097	565,301
US$	118,831	139,293	427,032	299,722
Other currencies	13,209	54,338	43,176	26,488

	211,150	418,192	889,773	951,865

     Cash and bank balances include the following:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Restricted bank balances	1,424	3,901	5,873	8,397

     Some of the Group’s bank balances denominated in RMB are deposited with banks in mainland China. The remittance of funds out of these bank accounts is subject to the rules and regulations of foreign exchange control by the Chinese Government.
     Company

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Bank balances	—	339	542	29,574

     All of the bank balances held by the Company are unrestricted and denominated in HK$ at 31 December 2007, 2008 and 30 September 2009.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
26	Share capital

		Nominal
	Number	value of	Share
	of shares	shares	premium	Total
		HK$’000	HK$’000	HK$’000

Authorised
Shares of HK$0.1 each upon incorporation (Note (a))	3,800,000	380	—	380
Sub-division of issued shares (Note (b)(i))	34,200,000	—	—	—

	38,000,000	380	—	380
Increase in authorised share capital of HK$0.01 each (Note (b)(ii))	19,962,000,000	199,620	—	199,620

At 31 December 2006, 2007, 2008 and 30 September 2009	20,000,000,000	200,000	—	200,000

Issued and fully paid
Shares of HK$0.1 each issued (Note (a))	1	—	—	—
Sub-division of issued shares (Note (b)(i))	9	—	—	—

	10	—	—	—

Shares issued to Tang Hsiang Chien credited as fully paid of HK$0.01 each (Note (b)(iii))	235,305,000	2,353	119,535	121,888
Shares issued to Su Sih credited as fully paid of HK$0.01 each (Note (b)(iii))	1,264,694,990	12,647	642,465	655,112

At 31 December 2006	1,500,000,000	15,000	762,000	777,000
Shares issued by global offering as fully paid of HK$0.01 each (Note (c))	500,000,000	5,000	1,040,612	1,045,612

At 31 December 2007	2,000,000,000	20,000	1,802,612	1,822,612
Cancellation upon repurchase of own shares (Note (d))	(36,000,000)	(360)	—	(360)

At 31 December 2008 and 30 September 2009	1,964,000,000	19,640	1,802,612	1,822,252

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
Notes:
(a)	As at the date of incorporation of the Company, its authorised share capital was HK$380,000 divided into 3,800,000 shares of HK$0.10 each. On 28 August 2006, one subscriber’s share of HK$0.10 in the Company was allotted and issued to the initial subscriber and was transferred by the initial subscriber on the same day to Tang Hsiang Chien, a director of the Company, for cash at par.

(b)	Pursuant to a written resolution of the sole shareholder of the Company passed on 30 December 2006,
(i)	Each of the then issued and unissued shares of HK$0.10 each in the share capital of the Company was subdivided into 10 shares of HK$0.01 each so that the authorised and issued share capital of the Company comprises shares of HK$0.01 each;

(ii)	The authorised share capital of the Company was increased from HK$380,000 to HK$200,000,000 by the issue of an additional 19,962,000,000 shares. On 30 December 2006, Tang Hsiang Chien transferred 10 shares to Su Sih, a company wholly owned by Tang Hsiang Chien for cash at par value; and

(iii)	On 30 December 2006, the Company issued and allotted, credited as fully paid, 235,305,000 shares to Tang Hsiang Chien (in his capacity as the trustee of Mein et Moi Trust (“MEM Trust”) and 1,264,694,990 shares to Su Sih respectively in consideration of a total of 100,000 shares representing the entire issued shares of MTG(INV) transferred to the Company by Tang Hsiang Chien (in his capacity as the trustee of MEM Trust) and Su Sih pursuant to a sale and purchase agreement entered into by the Company as purchaser and Tang Hsiang Chien (in his capacity as the trustee of MEM Trust) and Su Sih as the vendor.
(c)	On 2 February 2007, the Company completed a global offering of 500,000,000 shares with a par value of HK$0.01 each at a price of HK$2.25 per share and raised HK$1,125,000,000 share proceeds. All these shares rank pari passu in respect with the then existing shares. The Company’s shares commenced trading on the Stock Exchange on 2 February 2007. The listing proceeds of the aforementioned shares, net of direct listing expenses of approximately HK$79,388,000, amounted to approximately HK$1,045,612,000. The resulting share premium amounted to approximately HK$1,040,612,000.

(d)	The Company repurchased 36,000,000 of its own shares through purchases on the Stock Exchange during the year ended 31 December 2008. The total amount paid to repurchase the shares, including relevant direct costs of HK$431,000, was HK$69,855,000 and has been deducted from retained earnings (Note 27).

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
27	Reserves

Group

					Employee
			Available-for-	Capital	share-based
	Merger	Hedging	sale financial	redemption	compensation	General	Exchange	Retained
	reserve	reserve	asset reserve	reserve	reserve	reserve	reserve	earnings	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	Note (i)				Note (iii)	Note (iv)

At 1 January 2006	(549,769)	—	—	—	—	68,286	22,789	808,482	349,788
Exchange differences	2,934	—	—	—	—	336	41,529	—	44,799
Profit for the year	—	—	—	—	—	—	—	320,017	320,017
Partial consideration pursuant to the Reorganisation	(700,000)	—	—	—	—	—	—	—	(700,000)
Distribution to equity holders (Note (ii))	—	—	—	—	—	—	—	(57,793)	(57,793)
Transfer	—	—	—	—	—	12,773	—	(12,773)	—

At 31 December 2006	(1,246,835)	—	—	—	—	81,395	64,318	1,057,933	(43,189)
Exchange differences	—	—	—	—	—	713	126,627	600	127,940
Profit for the year	—	—	—	—	—	—	—	341,648	341,648
Share award expenses (Note 7)	—	—	—	—	254,502	—	—	—	254,502
Interim dividend (Note 14)	—	—	—	—	(40,000)	—	—	—	(40,000)
Proposed final dividend (Note 14)	—	—	—	—	(80,000)	—	—	—	(80,000)
Transfer	—	—	—	—	—	48,461	—	(48,461)	—

At 31 December 2007	(1,246,835)	—	—	—	134,502	130,569	190,945	1,351,720	560,901
Exchange differences	—	—	—	—	—	649	105,782	—	106,431
Profit for the year	—	—	—	—	—	—	—	402,468	402,468
Share award expenses (Note 7)	—	—	—	—	11,661	—	—	—	11,661
Interim dividend (Note 14)	—	—	—	—	(54,992)	—	—	—	(54,992)
Proposed final dividend (Note 14)	—	—	—	—	(27,496)	—	—	—	(27,496)
Cancellation upon repurchase of own shares (Note 26)	—	—	—	360	—	—	—	(69,855)	(69,495)
Change in fair value of available-for-sale financial asset	—	—	(454)	—	—	—	—	—	(454)
Transfer	—	—	—	—	—	35,388	—	(35,388)	—

At 31 December 2008	(1,246,835)	—	(454)	360	63,675	166,606	296,727	1,648,945	929,024

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

					Employee
			Available-for-	Capital	share-based
	Merger	Hedging	sale financial	redemption	compensation	General	Exchange	Retained
	reserve	reserve	asset reserve	reserve	reserve	reserve	reserve	earnings	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
	Note (i)				Note (iii)	Note (iv)

At 1 January 2009	(1,246,835)	—	(454)	360	63,675	166,606	296,727	1,648,945	929,024
Exchange differences	—	—	—	—	—	8	2,846	—	2,854
Profit for the period	—	—	—	—	—	—	—	178,307	178,307
Share award expenses (Note 7)	—	—	—	—	10,772	—	—	—	10,772
Interim dividend (Note 14)	—	—	—	—	(29,460)	—	—	—	(29,460)
Cash flow hedge
— Change in fair value of hedging instrument	—	22,796	—	—	—	—	—	—	22,796
— Transfer to income statement upon change in fair value of hedged item	—	(17,226)	—	—	—	—	—	—	(17,226)
— Transfer to property, plant and equipment	—	(178)	—	—	—	—	—	—	(178)
Change in fair value of available-for-sale financial assets	—	—	(2,921)	—	—	—	—	—	(2,921)
Transfer	—	—	—	—	—	28,183	—	(28,183)	—

At 30 September 2009	(1,246,835)	5,392	(3,375)	360	44,987	194,797	299,573	1,799,069	1,093,968

Unaudited
At 1 January 2008	(1,246,835)	—	—	—	134,502	130,569	190,945	1,351,720	560,901
Exchange differences	—	—	—	—	—	717	133,966	—	134,683
Profit for the period	—	—	—	—	—	—	—	417,642	417,642
Share award expenses (Note 7)	—	—	—	—	9,198	—	—	—	9,198
Interim dividend (Note 14)	—	—	—	—	(54,992)	—	—	—	(54,992)
Cancellation upon repurchase of own shares	—	—	—	360	—	—	—	(69,855)	(69,495)
Change in fair value of available-for-sale financial asset	—	—	3,564	—	—	—	—	—	3,564
Transfer	—	—	—	—	—	13,229	—	(13,229)	—

At 30 September 2008	(1,246,835)	—	3,564	360	88,708	144,515	324,911	1,686,278	1,001,501

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
Notes:
(i)	The merger reserve of the Group represents the difference between the nominal amount of the share capital issued by the Company and the nominal amount of the share capital of the subsidiaries transferred to the Company pursuant to the Reorganisation.

(ii)	The reduction during the year ended 31 December 2006 represented the assets and liabilities related to the Photomask Business which were excluded from the Group as a result of the Reorganisation. The above reduction is reflected as a distribution made to the equity holders of the Company.

(iii)	The employee share-based compensation reserve relates to the share award expenses, details of which are described in Note 7.

(iv)	As stipulated by regulations in mainland China, the Company’s subsidiaries established and operated in mainland China are required to appropriate a portion of their after-tax profit (after offsetting prior year losses) to the general reserve, at rates determined by their respective boards of directors. The general reserve can be utilised to offset prior year losses or be utilised for the issuance of bonus shares. During the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009, the boards of directors of certain of the Company’s subsidiaries established in mainland China appropriated an aggregate amount of approximately HK$12,773,000, HK$48,461,000 HK$35,388,000, HK$13,229,000 (unaudited) and HK$28,183,000 to the general reserve respectively.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
Company

		Employee	Retained
	Capital	share-based	profit/
	redemption	compensation	(accumulated	Proposed
	reserve	reserve	loss)	final dividend	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006	—	—	—	—	—
Loss for the year (Note 15)	—	—	(597)	—	(597)

At 31 December 2006	—	—	(597)	—	(597)
Profit for the year (Note 15)	—	—	39,559	—	39,559
Share award expenses (Note 7)	—	254,502	—	—	254,502
Interim dividend (Note 14)	—	(40,000)	—	—	(40,000)
Final dividend (Note 14)	—	(80,000)	—	80,000	—

At 31 December 2007	—	134,502	38,962	80,000	253,464
Profit for the year (Note 15)	—	—	798,336	—	798,336
Share award expenses (Note 7)	—	11,661	—	—	11,661
Cancellation upon repurchase of own shares (Note 26)	360	—	(69,855)	—	(69,495)
Interim dividend (Note 14)	—	(54,992)	—	(80,000)	(134,992)
Final dividend (Note 14)	—	(27,496)	—	27,496	—

At 31 December 2008	360	63,675	767,443	27,496	858,974
Loss for the period (Note 15)	—	—	(10,772)	—	(10,772)
Share award expenses (Note 7)	—	10,772	—	—	10,772
Interim dividend (Note 14)	—	(29,460)	—	(27,496)	(56,956)

At 30 September 2009	360	44,987	756,671	—	802,018

Unaudited
At 1 January 2008	—	134,502	38,962	80,000	253,464
Profit for the period (Note 15)	—	—	800,920	—	800,920
Share award expenses (Note 7)	—	9,198	—	—	9,198
Interim dividend (Note 14)	—	(54,992)	—	(80,000)	(134,992)
Cancellation upon repurchase of own shares (Note 26)	360	—	(69,855)	—	(69,495)

At 30 September 2008	360	88,708	770,027	—	859,095

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
28	Borrowings — Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Non-current
Long-term bank loans (Note (a))	749,060	1,738,067	2,777,110	2,964,762

Current
Current portion of long-term bank loans (Note (a))	166,200	394,334	364,022	472,996
Short-term bank loans (Note (b))	817,537	566,773	468,877	162,915
Bank overdrafts (Note (b))	42,510	—	25,626	—

	1,026,247	961,107	858,525	635,911

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Long-term bank loans	915,260	2,132,401	3,141,132	3,437,758
Less: current portion included under current liabilities	(166,200)	(394,334)	(364,022)	(472,996)

Long-term portion under non-current liabilities	749,060	1,738,067	2,777,110	2,964,762

     All long-term bank loans are unsecured and repayable in equal quarterly or semi-annual instalments up to 2013. The long-term bank loans carry interests that were above Hong Kong Interbank Offered Rate, London Interbank Offered Rate or Singapore Interbank Offered Rate in the range of 0.75%-1.20%, 0.67%-1.20%, 0.65%-1.50% and 0.67%-2.00% for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2009, respectively.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(a)	The carrying amounts and fair values of the long-term bank loans are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Long-term bank loans
Carrying amounts	915,260	2,132,401	3,141,132	3,437,758
Fair values	927,277	2,192,181	3,439,069	3,444,471

The fair values of non-current borrowings are estimated based on discounted cash flow approach using the prevailing market rates of interest available to the Group of 5.09%, 4.08%, 0.50% and 2.05% per annum for financial instruments with substantially the same terms and characteristics for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2009, depending on the types and currencies of borrowings.

(b)	The carrying amounts of the short-term bank loans and bank overdrafts approximate their fair values. All short-term bank loans are unsecured.

(c)	The carrying amounts of bank borrowings are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

RMB	593,846	570,494	493,893	249,634
HK$	569,918	1,093,492	728,564	717,833
US$	610,932	966,217	2,413,178	2,633,206
EUR	611	45,718	—	—
Japanese Yen (“JPY”)	—	23,253	—	—

	1,775,307	2,699,174	3,635,635	3,600,673

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(d)	The effective interest rates (per annum) at the dates of statement of financial position are as follows:

	At 31 December 2006
	RMB	HK$	US$	JPY	EUR

Long-term loans	5.58%	5.11%	6.51%	—	—
Short-term loans	5.09%	4.95%	6.32%	—	5.63%
Bank overdrafts	5.58%	7.75%	—	—	—

	At 31 December 2007
	RMB	HK$	US$	JPY	EUR

Long-term loans	5.73%	4.20%	6.23%	—	—
Short-term loans	6.34%	4.35%	6.14%	3.03%	5.43%

	At 31 December 2008
	RMB	HK$	US$	JPY	EUR

Long-term loans	6.36%	4.10%	4.33%	—	—
Short-term loans	5.79%	—	3.71%	—	—
Bank overdrafts	5.10%	—	—	—	—

	At 30 September 2009
	RMB	HK$	US$	JPY	EUR

Long-term loans	5.06%	0.99%	1.48%	—	—
Short-term loans	4.90%	—	1.75%	—	—

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(e)	All short-term bank loans and bank overdrafts will mature within one year. The maturity of long-term bank loans is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	166,200	394,334	364,022	472,996
Between one and two years	263,736	466,225	530,265	1,190,800
Between two and five years	471,524	1,271,842	2,246,845	1,773,962

Wholly repayable within five years	901,460	2,132,401	3,141,132	3,437,758
Over five years	13,800	—	—	—

	915,260	2,132,401	3,141,132	3,437,758

(f)	The Group has the following undrawn borrowing facilities:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Fixed rate — expiring within one year	382,293	408,472	631,289	1,090,642

Floating rate — expiring within one year	1,148,817	2,026,269	1,646,924	2,373,958

	1,531,110	2,434,741	2,278,213	3,464,600

At 31 December 2006, 2007, 2008 and 30 September 2009, the facilities were subject to annual review at various dates.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(g)	The exposure of the Group’s borrowings to interest rate changes and the contractual repricing dates at the end of each reporting period are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Changes in interest rates
— 6 months or less	906,047	674,061	1,378,821	421,105
— over 6 months and up to 12 months	869,260	2,025,113	2,256,814	3,179,568

	1,775,307	2,699,174	3,635,635	3,600,673

29	Derivative financial instruments — Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Assets
Forward foreign exchange contracts (Note (i))	—	—	—	22,796
Less: current portion included under current assets	—	—	—	(438)

Long-term portion under non-current assets	—	—	—	22,358

Liabilities
Interest rates swap contracts (Note (ii))	—	—	25,365	15,967
Less: current portion included under current liabilities	—	—	(8,015)	(2,023)

Long-term portion under non-current liabilities	—	—	17,350	13,944

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

Note:

(i)	At 30 September 2009, the Group entered into certain forward foreign exchange contracts to buy EUR17,523,720 and JPY48,000,000 (equivalent to approximately HK$202,311,000) and to sell US$23,179,838 (equivalent to approximately HK$179,655,000). These outstanding forward foreign exchange contracts were mainly entered into to hedge against the foreign exchange risk in relation to the financial liabilities denominated in EUR which will mature in 2013 and payables denominated in EUR and JPY for property, plant and equipment which will mature within twelve months from date of statement of financial position.

(ii)	At 31 December 2008 and 30 September 2009, the aggregate notional principal amounts of the outstanding swap contracts were HK$774,990,000 and HK$775,050,000 respectively, of which the Group pays fixed interest at 2.72% or 3.43% per annum and receives variable rates to hedge against interest rate risk in relation to the bank borrowings and will be matured between 19 November 2009 and 30 July 2012.
30	Deferred income tax — Group
     Deferred income tax assets and liabilities are offset when there is legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax jurisdication. The offset amounts are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Deferred tax assets:
— Deferred tax assets to be recovered after more than 12 months	—	(13,124)	(32,682)	(42,935)

Deferred tax liabilities:
— Deferred tax liabilities to be settled after more than 12 months	14,219	81,483	97,081	92,730

Deferred tax liabilities — net	14,219	68,359	64,399	49,795

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The gross movement of deferred income tax account is as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Beginning of the year/period	13,642	14,219	68,359	64,399
Exchange differences	—	(57)	860	(6)
Recognised in the consolidated income statement (Note 12)	692	(7,215)	(4,820)	(14,598)
Acquisition through business combination (Note 38(c))	—	61,412	—	—
Distribution to equity holders (Note 27(ii))	(115)	—	—	—

End of the year/period	14,219	68,359	64,399	49,795

Representing:

Accelerated tax depreciation	24,329	28,774	33,378	30,343
Tax losses	(10,110)	(9,726)	(11,034)	(18,376)
Valuation adjustment resulting from acquisition of a subsidiary	—	78,203	67,633	62,104
Decelerated tax depreciation	—	(27,210)	(38,206)	(43,529)
Others	—	(1,682)	12,628	19,253

	14,219	68,359	64,399	49,795

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The movement in deferred tax assets and liabilities during the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2009 without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:
     Deferred tax assets:

	Decelerated
	tax
	depreciation	Tax losses	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006	—	(4,902)	—	(4,902)
Recognised in the consolidated income statement	—	(5,208)	—	(5,208)

At 31 December 2006	—	(10,110)	—	(10,110)
Exchange differences	(754)	—	(3)	(757)
Recognised in the consolidated income statement	(12,360)	384	699	(11,277)
Acquisition through business combination (Note 38(c))	(14,096)	—	(2,378)	(16,474)

At 31 December 2007	(27,210)	(9,726)	(1,682)	(38,618)
Exchange differences	(1,806)	—	(134)	(1,940)
Recognised in the consolidated income statement	(9,190)	(1,308)	(4,050)	(14,548)

At 31 December 2008	(38,206)	(11,034)	(5,866)	(55,106)
Exchange differences	(29)	(1)	(5)	(35)
Recognised in the consolidated income statement	(5,294)	(7,341)	(168)	(12,803)

At 30 September 2009	(43,529)	(18,376)	(6,039)	(67,944)

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
          Deferred tax liabilities:

	Valuation
	adjustment
	resulting from	Accelerated
	acquisition of	tax
	a subsidiary	depreciation	Others	Total
	HK$’000	HK$’000	HK$’000	HK$’000

At 1 January 2006	—	18,544	—	18,544
Recognised in the consolidated income statement	—	5,900	—	5,900
Distribution to equity holder (Note 27(ii))	—	(115)	—	(115)

At 31 December 2006	—	24,329	—	24,329
Exchange differences	700	—	—	700
Recognised in the consolidated income statement	(383)	4,445	—	4,062
Acquisition through business combination (Note 38(c))	77,886	—	—	77,886

At 31 December 2007	78,203	28,774	—	106,977
Exchange differences	2,801	—	(1)	2,800
Recognised in the consolidated income statement	(13,371)	4,604	18,495	9,728

At 31 December 2008	67,633	33,378	18,494	119,505
Exchange differences	20	—	9	29
Recognised in the consolidated income statement	(5,549)	(3,035)	6,789	(1,795)

At 30 September 2009	62,104	30,343	25,292	117,739

     Pursuant to the new Corporate Income Tax Law with effect from 1 January 2008, a 5% withholding tax is levied on dividends distributed to foreign investors by the foreign investment enterprises established in mainland China. The requirement applies to earnings accumulated after 31 December 2007. At 31 December 2008 and 30 September 2009, approximately HK$10,807,000 and HK$17,033,000 deferred tax liabilities have been recognised by the Group respectively.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     Deferred income tax assets are recognised for tax losses carry forwards to the extent that the realisation of the related benefit through the future taxable profits is probable. The Group did not recognise deferred income tax assets of approximately HK$49,748,000, HK$60,766,000, HK$83,230,000 and HK$97,845,000 in respect of accumulated tax losses amounting to approximately HK$183,851,000, HK$262,536,000, HK$357,907,000 and HK$403,486,000 at 31 December 2006, 2007, 2008 and 30 September 2009, respectively that can be carried forward against future taxable income. At 31 December 2006, 2007, 2008 and 30 September 2009, these accumulated tax losses amounting to approximately HK$114,952,000, HK$194,777,000, HK$283,094,000 and HK$366,549,000 respectively will be expired in five years. There is no expiry period for the other tax losses.
31	Financial liabilities — Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Put option	—	264,394	151,270	161,758

Note:
In November 2007, the Company entered into a contract with Aspocomp Group OYJ (“Aspocomp”), an independent third party, to acquire 80% of the equity interest in MAH. The Company and Aspocomp also entered into a put and call option agreement (“Option Deed”) as part and parcel of the MAH acquisition. Under the Option Deed, the Company was granted a call, to buy the remaining 20% equity interests in MAH and Aspocomp was granted a put option to sell its remaining 20% equity interests in MAH in the period from 2013 to 2023.
The put option granted under the Option Deed was recognised as financial liabilities in the consolidated financial statements of the Group at the present value of the redemption amount.
For the purposes of determining the present value of the put option, the put option is determined based on the greater of (i) enterprise value calculation which uses EBITDA projections based on the extrapolation of the latest unaudited consolidated financial results of MAH to a four-year period and an enterprise value multiplier of 5.5 times or (ii) net asset value based on the extrapolation of the latest unaudited consolidated financial results of MAH at end of the financial year 2012; or (iii) the minimum price of approximately EUR15.38 million plus interest which will accrue at the rate of 2.5% per annum, compounding annually for a five-year period up to financial year ending 31 December 2012.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
There are a number of assumptions and estimates involved in the preparation of EBITDA projections for the years/periods. Key assumptions used for enterprise value calculation for put option of each of the years ended 31 December 2007 and 2008 and nine months ended 30 September 2009 are presented as below:

				Nine months
				ended
	Year ended 31 December			30 September
	2006	2007	2008	2009

Gross margin	—	17.8%	19.2%	19.7%
Growth rate	—	25.0%	10.0%	10.0%
Discount rate	—	8.3%	6.1%	6.1%

The directors prepared the financial budgets reflecting actual and prior year performance and market development expectations. The growth rates used are consistent with the industry growth estimates. The directors estimate discount rate using pre-tax rates that reflect market assessments of the time value of money of the Group for the years ended 31 December 2007 and 2008 and nine months ended 30 September 2009. Judgement is required to determine key assumptions adopted in the EBITDA projections and changes to key assumptions can significantly affect these EBITDA projections.
The value of put option at 31 December 2008 and 30 September 2009 represents the present value of the minimum price which was the highest possible value under the put option. (Note 18(b))
32	Long-term other payables — Group
     The balances represent payable for purchase of property, plant and equipment and will be settled after twelve months.
     The balances are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	—	—	—	1,257
US$	—	87,862	44,349	23,717
JPY	—	26,272	13,039	—
EUR	—	1,524	17,176	—

	—	115,658	74,564	24,974

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
33	Creditors and accruals
     Group

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Creditors	382,330	675,853	711,895	655,170
Accruals	417,700	752,415	755,211	528,338

	800,030	1,428,268	1,467,106	1,183,508

     The carrying amounts of creditors and accruals approximate their fair values.
     During the years/period, the Group normally received credit terms of 60-90 days. The ageing analysis of the creditors, based on the invoice date, is as follows:

				At
		At 31 December		30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Within credit period	286,059	435,324	431,516	482,243
0 - 30 days	58,823	136,473	193,084	116,768
31 - 60 days	21,214	60,111	62,425	38,099
61 - 90 days	9,629	25,042	10,600	6,324
Over 90 days	6,605	18,903	14,270	11,736

	382,330	675,853	711,895	655,170

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The carrying amounts of the Group’s creditors and accruals are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	266,815	244,018	182,414	152,490
RMB	356,555	659,374	789,154	753,153
US$	162,127	366,513	443,314	230,235
EUR	3,338	91,365	39,963	33,233
JPY	9,854	46,480	12,020	13,238
Other currencies	1,341	20,518	241	1,159

	800,030	1,428,268	1,467,106	1,183,508

Company

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Accruals	1,004	17,324	7,509	8,810

     The carrying amounts of the Company’s accruals are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

HK$	1,004	16,651	7,165	8,526
RMB	—	267	283	283
US$	—	392	60	—
EUR	—	4	1	1
JPY	—	10	—	—

	1,004	17,324	7,509	8,810

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
34	Amounts due to a subsidiary of a minority shareholder/associated companies
     The amounts due to a subsidiary of a minority shareholder/associated companies are unsecured, interest-free and repayable within normal trade credit terms. The carrying amounts of the amounts due to a subsidiary of a minority shareholder/associated companies approximate their fair values.
     The carrying amount of the amount due to a subsidiary of a minority shareholder is denominated in HK$.
     The carrying amounts of the amounts due to associated companies are denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

RMB	23,727	—	43,633	72,418
US$	97,015	150,669	77,962	68,177

	120,742	150,669	121,595	140,595

35	Amounts due from/(to) subsidiaries
     The amounts due from/(to) subsidiaries are unsecured, interest-free and repayable on demand. The carrying amounts of the amounts due from/(to) subsidiaries approximate their fair values and are denominated in HK$.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
36	Amounts due from/(to) a minority shareholder
     The amounts due from/(to) a minority shareholder are unsecured, interest-free and repayable on demand. The carrying amount of amount due to a minority shareholder approximates its fair value and is denominated in RMB.
     The carrying amount of the amount due from a minority shareholder was denominated in the following currencies:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

US$	—	2,529	—	—
EUR	—	36,526	—	—

	—	39,055	—	—

37	Commitments
(a)	Capital commitments
     Capital commitments in respect of property, plant and equipment at the dates of statement of financial position are as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Contracted but not provided for	271,270	658,567	347,543	279,249
Authorised but not contracted for	6,998	123,153	10,880	2,173

	278,268	781,720	358,423	281,422

     At 31 December 2006, 2007, 2008 and 30 September 2009, the Group had commitment in respect of the injection of additional capital into certain subsidiaries established in mainland China totalling approximately HK$433,700,000, HK$808,565,000, HK$654,574,000 and HK$186,012,000 respectively.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(b)	Operating lease commitments
     The future aggregate minimum lease expense under non-cancellable operating leases in respect of land and buildings is payable as follows:

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Within one year	3,387	3,055	2,391	3,713
One to five years	2,035	3,908	2,992	4,018
More than five years	5,027	18,956	18,695	18,507

	10,449	25,919	24,078	26,238

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
38	Notes to the consolidated statements of cash flows
(a)	Acquisition of minority interest in a subsidiary
     On 20 September 2005, Goalink Industrial Ltd. (“Goalink”) invested US$500,000 in Shanghai Kaiser Electronics Co., Ltd which represented 10% of its new registered share capital.
     On 27 July 2006, the Group acquired 10% equity interest in Shanghai Kaiser Electronics Co., Ltd. from Goalink at a consideration of US$815,000 (approximately HK$6,354,000).
     Details of the net assets acquired and goodwill are as follows:

Acquiree’s
carrying amount
2006
HK$’000

Net assets acquired comprised of:
Property, plant and equipment	69,646
Land use right	2,242
Inventories	857
Debtors and prepayments	9,283
Cash and bank balances	5,237
Creditors and accruals	(10,187)
Balances with group companies	(2,461)

Net assets value	74,617

Additional share of net assets value (10%)	7,462
Less: Consideration paid	(6,354)

Negative goodwill credited to consolidated income statement (Note 6)	1,108

Note:	Negative goodwill represents excess of acquirers interest in the net fair value of acquiree’s identifiable assets, liabilities and contingent liabilities over cost.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(b)	Partial disposal of a subsidiary
     In April 2007, the Group disposed of 6.29% equity interest in a subsidiary, MA3, at a consideration of US$1,887,000 (approximately HK$14,718,600), to a minority shareholder of a subsidiary.
     Details of the net assets disposed of are as follows:

Acquiree’s
carrying amount
2007
HK$’000

Net assets disposed of:
Property, plant and equipment	3,579
Land use right	8,596
Debtors and prepayments	29,039
Cash and bank balances	200,651
Creditors and accruals	(248)
Balances with group companies	(8,267)

Net assets value	233,350

Disposal of share of net assets value (6.29%)	14,678
Income on partial disposal of a subsidiary (Note 6)	41

Total consideration	14,719

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(c)	Acquisition of a subsidiary through business combination
     On 30 November 2007, the Group acquired 80% of the equity interest of MAH from a third party, Aspocomp, for a consideration of approximately HK$724,166,000.
     Details of the net assets acquired and goodwill are as follows:

HK$’000

Purchase consideration:
— Cash paid	707,666
— Financial liabilities — put option (Note 31)	264,394
— Direct costs relating to the acquisition	16,500

Total purchase consideration	988,560
Fair value of net assets acquired — shown as below	(881,822)

Goodwill (Note 18)	106,738

     The goodwill is attributable to the workforce of the acquired business and the significant synergies expected to arise after the Group’s acquisition of MAH.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The assets and liabilities at 30 November 2007 arising from the acquisition are as follows:

	Acquiree’s
	carrying
	amount before	Fair value	Acquiree’s
	acquisition	adjustment	fair amount
	HK$’000	HK$’000	HK$’000

Net assets acquired comprised of:
Property, plant and equipment (Note 16)	568,776	257,474	826,250
Leasehold land and land use rights (Note 17)	21,099	34,794	55,893
Intangible assets (Note 18)	—	20,629	20,629
Inventories	27,782	—	27,782
Debtors and prepayments	216,121	—	216,121
Deferred tax assets	16,474	—	16,474
Cash and bank balances	29,451	—	29,451
Creditors and accruals	(171,772)	—	(171,772)
Tax payable	(3,905)	—	(3,905)
Borrowings	(57,215)	—	(57,215)
Deferred tax liabilities	—	(77,886)	(77,886)

	646,811	235,011	881,822
Goodwill (Note 18)			106,738

			988,560

Satisfied by:
Cash consideration			724,166
Financial liabilities (Note 31)			264,394

			988,560

Net cash outflow arising on acquisition
Cash consideration			724,166
Bank balances and cash acquired			(29,451)

Net outflow of cash and cash equivalents in respect of the acquisition of a subsidiary			694,715

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(d)	Partial consideration pursuant to the reorganisation
     The balance represents the partial consideration paid pursuant to an agreement dated 30 December 2006 entered into between MTG(INV) and PHKL, the former holding company, for the purpose of preparation of the listing of shares of the Company on the Stock Exchange to PHKL, to acquire the equity interest in the subsidiaries of PHKL which are engaged in the PCB, prepreg and laminate business.
(e)	Analysis of cash and cash equivalents

	At 31 December			At 30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cash and bank balances (Note 25)	211,150	418,192	889,773	463,856	951,865
Bank overdrafts (Note 28)	(42,510)	—	(25,626)	(25,782)	—

	168,640	418,192	864,147	438,074	951,865

Less: restricted bank balances (Note 25)	(1,424)	(3,901)	(5,873)	(1,183)	(8,397)

Cash and cash equivalents	167,216	414,291	858,274	436,891	943,468

39	Related party transactions
     The Directors regard Su Sih (BVI) Limited, a company incorporated in the British Virgin Islands, as being the ultimate holding company of the Group.
     Parties are considered to be related if one party has the ability, directly or indirectly control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The Group regularly conducts transactions in the normal course of business with the associated companies and related parties, details of which during the years/periods are:
(a)	Purchases of raw materials (Note i)

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Associated companies
GSST	304,836	421,549	406,840	340,560	225,458
SSST	34,280	37,272	30,047	17,690	42,498

A subsidiary of a minority shareholder Hitachi Chemical Co. (Hong Kong) Limited	176,922	156,910	225,838	206,150	101,014

(b)	Purchases of finished goods (Note i)

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

A subsidiary of a minority shareholder Hitachi Chemical Co. (Hong Kong) Limited	2,361	1,869	3,221	2,815	1,337

(c)	Sales of finished goods (Note ii)

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

A subsidiary of a minority shareholder Hitachi Chemical Co. (Hong Kong) Limited	27,230	75,471	136,031	114,930	52,739

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(d)	Commissions (Note iii)

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

A subsidiary of a minority shareholder Hitachi Chemical Co. (Hong Kong) Limited	22,810	19,379	20,872	16,891	12,310

(e)	Interest income (Note iv)

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)
Companies beneficially owned by directors of the Company Su Sih Enterprises Limited	714	—	—	—	—
Le Baron International Ltd.	1,275	—	—	—	—

A director Tang Hsiang Chien	1,754	—	—	—	—

(f)	Management fee expenses (Note v)

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Companies controlled by directors of the Company Su Sih Enterprises Limited	5,000	—	—	—	—

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(g)	Amounts due from/(to) related parties

					At
		At 31 December			30 September
	Note	2006	2007	2008	2009
		HK$’000	HK$’000	HK$’000	HK$’000

A minority shareholder
Non-trade balance Aspocomp Group OYJ	36	—	39,055	—	—

Related parties	24
Non-trade balances
Companies controlled by directors of the Company
Qingyi Precision Maskmaking (Shenzhen) Ltd		5	—	—	—
PHKL		(709,603)	—	—	—

		(709,598)	—	—	—

A subsidiary of a minority shareholder
Trade balance
Hitachi Chemical Co. (Hong Kong) Limited	34	(63,359)	(29,367)	(16,828)	(25,848)

Associated companies Trade balance
GSST		(110,026)	(146,062)	(109,257)	(122,344)
SSST		(10,716)	(4,607)	(12,338)	(18,251)

	34	(120,742)	(150,669)	(121,595)	(140,595)

A minority shareholder
Dividend payable GSST	36	—	(343)	(60,466)	—

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(h)	Key management compensation

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(Unaudited)

Basic salaries, allowances and benefits in kind	31,219	39,956	51,826	33,657	34,140
Share award expenses (Note 7)	—	171,831	4,367	3,276	3,276
Bonuses	5,919	11,559	14,417	13,215	7,050

	37,138	223,346	70,610	50,148	44,466

Notes:
(i)	Purchases of raw materials/finished goods from associated companies and a subsidiary of a minority shareholder of a subsidiary are made at prices and terms comparable to those charged by and contracted with other third party suppliers of the Group.

(ii)	Sales of finished goods are made at prices and terms comparable to those sold by and contracted with other third party customers of the Group which are due within normal credit terms.

(iii)	Commission on sales of finished goods are based on terms of the underlying agreement.

(iv)	Interest income from a controlling shareholder and a director are calculated at prime rate and 5.30% per annum on the amount receivable, respectively.

(v)	Management fee expense is subject to the terms of an agreement signed by the parties at a fixed monthly fee for the provision of management services and consultancy services by the controlling shareholder. The service contract expired on 31 October 2006.
40	Events after the end of reporting period
     On 16 November 2009, the Company and MTG(INV), entered into stock purchase agreement (“PCB Agreement”) with TTM Technologies, Inc. (“TTM”), TTM Technologies International, Inc. (“TTM International”) and TTM Hong Kong Limited (“TTM HK”), pursuant to which MTG(INV) has conditionally agreed to sell, and TTM HK has conditionally agreed to purchase, the PCB Business of the Company for a consideration of approximately US$114.0 million in cash and 36,334,000 new TTM’s shares (“the PCB Transaction”). TTM, TTM International and TTM HK are independent third parties to the Group. The completion of the PCB Transaction is subject to various conditions as stated in the PCB Agreement.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     On the same day, MTG(INV) and Top Mix Investment Limited (“Top Mix”) entered into a sale and purchase agreement (the “Laminate Agreement”) pursuant to which MTG(INV) has conditionally agreed to sell, Top Mix has conditionally agreed to purchase, the Laminate Business for a consideration of approximately HK$2,783.8 million (the “Laminate Transaction”). If AVA International Limited (“AVA”), a wholly-owned subsidiary of the Company in the Laminate Business, sells any of its shareholding in GSST, an associated company of AVA, listed on the Shanghai Stock Exchange, prior to the completion date of the Laminate Transaction at a sale price per GSST share above the GSST Reference Price (as defined in the Laminate Agreement), the Company will propose the distribution of the incremental net amount (after any applicable transaction expenses and taxes) of the sale price per GSST share that is sold above the GSST Reference Price (“Incremental Net Amount”), subject to the fulfillment of the conditions precedent to making such distribution, to the shareholders of the Company as dividends. Top Mix is a connected person of the Company. The completion of the Laminate Transaction is subject to various conditions as stated in the Laminate Agreement.
     On 3 and 4 February 2010, AVA disposed of totally 47,000,000 of its GSST shares (“GSST Shares”), representing approximately 4.91% of the current issued share capital of GSST to certain independent third parties, for a total cash consideration of RMB518,750,000. The consideration on the disposal of GSST Shares after netting off the carrying value of the disposed GSST Shares and relevant expenses and taxes directly attributable to the disposed GSST Shares will be recognised as a gain in the consolidated income statement for the year ending 31 December 2010. Immediately after the disposal of the GSST Shares as aforementioned, the number of shares and percentage of equity held by AVA decreased from 212,288,109 shares to 165,288,109 shares and from approximately 22.18% to approximately 17.27% respectively of the current entire issued share capital of GSST.
     Subject to the fulfilment of certain conditions (including the completions of the PCB Transaction and Laminate Transaction), the Company will make a distribution of the entire amount of the considerations of PCB Transaction and Laminate Transaction (including the Incremental Net Amount, if any, arising from the disposal of GSST shares) by way of the dividend to the shareholders of the Company.
(a)	The PCB Business of Meadville Holdings Limited
     The PCB Business has historically been conducted by various subsidiaries directly or indirectly controlled by the Company. Therefore, the accompanying combined income statements, statements of financial position and statements of cash flows were prepared by combining the assets, liabilities, revenues, expenses and cash flows that were directly applicable to the PCB Business and operations for the years/periods presented.
     The combined income statements of the PCB Business includes all the historical actual costs of the PCB Business and an allocation of certain general corporate expenses of the Company. These corporate expenses primarily relate to share award expenses in connection with shares that were granted by the controlling shareholder of the Company, Su Sih to senior executives of the Company

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
who are involved in the PCB Business and Laminate Business. For those expenses for which a specific identification method was not practicable, the expenses were allocated based on estimates that management considered as a reasonable reflection of the utilisation of services provided to, or benefits received by the PCB Business.
     In relation to share award expenses, for shares that are granted to the employees of the PCB Business, the related expenses of approximately HK$86,070,000, HK$10,461,000, HK$8,297,000 (unaudited) and HK$9,632,000 for the years ended 31 December 2007, 2008 and nine months ended 30 September 2008 and 2009, respectively, are recorded based on the actual expenses of those employees. For shares which are granted to corporate level management, share award expenses of HK$140,027,000, HK$140,000, HK$107,000 (unaudited) and HK$265,000 for the years ended 31 December 2007, 2008 and nine months ended 30 September 2008 and 2009, respectively, are allocated based on revenue of the PCB Business to the Group.
     While the expenses allocated to the PCB Business are not necessarily indicative of the expenses that the PCB Business would have incurred if the PCB Business had been a separate, independent entity during the years/periods presented, management believes that the foregoing presents a reasonable basis of estimating what the PCB Business’ expenses would have been on a historical basis.
     The Company earned interest income on the deposits from the share subscriptions during the Listing in 2007. Interest income of nil, HK$12,038,000, nil, nil (unaudited) and nil for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 respectively are reflected in the PCB Business’ income statement based on specific identification of the use of the Listing proceeds.
     The combined income statements, combined statements of financial position and combined statements of cash flows of the PCB Business for the years ended 31 December 2006, 2007, 2008 and the nine months ended 30 September 2008 and 2009 are as follows:

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(i)	Combined income statements

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Revenue	2,838,773	4,108,638	5,212,437	3,930,212	3,505,389
Cost of sales	(2,261,374)	(3,150,277)	(4,205,020)	(3,156,792)	(2,844,527)

Gross profit	577,399	958,361	1,007,417	773,420	660,862
Other income	87,226	161,330	158,810	125,233	91,733
Selling and distribution expenses	(118,899)	(199,790)	(227,397)	(179,097)	(164,209)
General and administrative expenses	(129,493)	(200,869)	(259,762)	(140,314)	(276,255)
Share award expenses	—	(226,097)	(10,601)	(8,404)	(9,897)

Operating profit	416,233	492,935	668,467	570,838	302,234
Interest income	5,871	28,507	17,440	13,010	5,192
Finance costs	(77,974)	(104,311)	(129,359)	(94,503)	(63,759)

Profit before income tax	344,130	417,131	556,548	489,345	243,667
Income tax expense	(41,577)	(64,193)	(72,895)	(76,927)	(45,002)

Profit for the year/period	302,553	352,938	483,653	412,418	198,665

Attributable to:
Equity holders of the PCB Business	239,762	246,094	376,071	336,258	127,245
Minority interests	62,791	106,844	107,582	76,160	71,420

	302,553	352,938	483,653	412,418	198,665

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(ii)	Combined statements of financial position

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Assets
Non-current assets
Property, plant and equipment	1,893,672	3,821,412	4,941,778	4,840,601
Leasehold land and land use rights	83,045	143,042	147,256	144,567
Intangible assets	22,561	149,899	22,159	21,292
Available-for-sale financial asset	—	21,089	20,635	17,714
Derivative financial instruments	—	—	—	22,358
Deferred tax assets	155	13,124	32,517	42,437
Loan to a fellow subsidiary	—	—	41,074	10,076

	1,999,433	4,148,566	5,205,419	5,099,045

Current assets
Inventories	266,565	398,420	427,053	457,569
Debtors and prepayments	1,114,910	1,480,853	1,163,672	1,083,759
Derivative financial instruments	—	—	—	438
Amounts due from fellow subsidiaries	—	244,296	390,242	13,889
Amount due from intermediate holding company	—	40,177	—	—
Amount due from a minority shareholder	—	39,055	—	—
Taxation recoverable	1,129	3,500	19,269	23,752
Cash and bank balances	164,964	402,822	797,874	849,012

	1,547,568	2,609,123	2,798,110	2,428,419

Total assets	3,547,001	6,757,689	8,003,529	7,527,464

Equity
Capital and reserves	433,621	1,524,327	1,371,198	1,779,298
Minority interests in equity	197,475	335,728	405,411	534,598

Total equity	631,096	1,860,055	1,776,609	2,313,896

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Liabilities
Non-current liabilities
Borrowings	667,600	1,679,147	2,763,230	2,954,662
Derivative financial instruments	—	—	17,350	13,944
Deferred tax liabilities	—	65,183	79,520	74,779
Financial liabilities	—	264,394	151,270	161,758
Long-term other payables	—	115,658	74,564	24,974

	667,600	2,124,382	3,085,934	3,230,117

Current liabilities
Creditors and accruals	711,257	1,270,757	1,388,419	1,060,395
Amounts due to fellow subsidiaries	66,454	99,838	88,481	97,952
Amount due to immediate holding company	—	290,000	643,961	49,492
Amount due to a related party	417,859	—	—	—
Amount due to a minority shareholder	119,918	173,677	169,659	122,334
Amount due to a subsidiary of a minority shareholder	10,716	5,040	12,338	18,251
Borrowings	905,236	908,288	823,013	609,794
Derivative financial instruments	—	—	8,015	2,023
Taxation payable	16,865	25,652	7,100	23,210

	2,248,305	2,773,252	3,140,986	1,983,451

Total liabilities	2,915,905	4,897,634	6,226,920	5,213,568

Total equity and liabilities	3,547,001	6,757,689	8,003,529	7,527,464

Net current (liabilities)/assets	(700,737)	(164,129)	(342,876)	444,968

Total assets less current liabilities	1,298,696	3,984,437	4,862,543	5,544,013

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(iii)	Combined statements of cash flows

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cash flows from operating activities
Profit before income tax	344,130	417,131	556,548	489,345	243,667
Adjustments for:
— Finance costs	77,974	104,311	129,359	94,503	63,759
— Interest income	(5,871)	(28,507)	(17,440)	(13,010)	(5,192)
— Impairment of intangible assets	55	—	19,860	—	—
— Impairment of property, plant and equipment	—	10,612	—	—	5,419
— Amortisation of intangible assets	1,170	1,337	2,991	2,513	878
— Amortisation of leasehold land and land use rights	1,876	2,167	3,600	2,688	2,730
— Depreciation of property, plant and equipment	200,264	278,664	420,885	309,313	363,980
— Dividend income from available-for-sale financial asset	—	—	—	—	(1,971)
— Negative goodwill from acquisition of minority interest in a subsidiary	(1,108)	—	—	—	—
— (Gain)/loss on disposal of property, plant and equipment	(780)	2,563	19,493	6,540	735
— Gain on adjustment for contingent consideration in relation to business combination	—	—	(13,933)	—	(13,425)
— Net exchange differences	(7,849)	(48,270)	(138,453)	(139,271)	74
— Share award expenses	—	226,097	10,601	8,404	9,897

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Operating profit before working capital changes	609,861	966,105	993,511	761,025	670,551
Changes in:
Inventories	(56,692)	(104,073)	(28,633)	(136,445)	(30,516)
Debtors and prepayments	(235,328)	(149,822)	317,181	(135,694)	79,913
Restricted bank balances	12,075	(2,477)	(1,972)	2,719	(2,524)
Creditors and accruals	202,160	387,728	117,662	167,349	(328,024)
Long-term other payables	—	115,658	(41,094)	(16,266)	(49,590)
Amounts due from/(to) fellow subsidiaries	(53,667)	(210,912)	(157,303)	(153,013)	112,359
Amount due from intermediate holding company	—	(40,177)	40,177	40,177	—
Amount due to immediate holding company	—	290,000	353,961	353,187	(54,884)
Amount due to a related party	(26,340)	(7,859)	—	—	—
Amounts due from/(to) minority shareholders	(3,240)	14,704	(25,429)	(17,499)	13,141
Amount due to a subsidiary of a minority shareholder	1,686	(5,676)	7,298	3,968	5,913

Cash generated from operating activities	450,515	1,253,199	1,575,359	869,508	416,339
Interest received	5,871	28,507	17,440	13,010	5,192
Interest paid	(77,974)	(104,311)	(88,118)	(80,365)	(66,470)
Hong Kong profits tax paid	(2,627)	(4,451)	(3,226)	(3,275)	—
Overseas tax paid	(36,396)	(70,693)	(110,083)	(85,341)	(48,015)

Net cash generated from operating activities	339,389	1,102,251	1,391,372	713,537	307,046

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cash flows from investing activities
Purchase of property, plant and equipment	(643,282)	(1,218,320)	(1,347,624)	(1,058,114)	(269,023)
Purchase of leasehold land and land use rights	(22,473)	—	—	—	—
Proceeds from sale of property, plant and equipment	6,627	3,370	2,650	3,497	2,878
Acquisition of minority interest in a subsidiary	(6,354)	—	—	—	—
Acquisition of a subsidiary, net of bank balances and cash acquired	—	(694,715)	—	—	—
Purchase of available-for-sale financial asset	—	(21,089)	—	—	—
Dividend from available-for-sale financial asset	—	—	—	—	1,971

Net cash used in investing activities	(665,482)	(1,930,754)	(1,344,974)	(1,054,617)	(264,174)

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cash flows from financing activities
New borrowings	1,743,682	3,030,033	3,355,784	2,965,040	1,086,128
Repayment of borrowings	(1,433,973)	(2,030,992)	(2,382,602)	(2,013,526)	(1,082,289)
Capital contribution from immediate holding company	—	826,612	—	—	—
Loan to a fellow subsidiary	—	—	(41,074)	(41,227)	—
Repayment of loan to a fellow subsidiary	—	—	—	—	30,998
Dividend paid to shareholders	—	(290,000)	(600,100)	(600,100)	—
Dividend paid to a minority shareholder	(29,227)	(101,630)	—	—	(91,361)
Capital contribution by a minority shareholder	18,068	114,285	—	—	88,349
Distribution to a shareholder	—	(410,000)	—	—	—

Net cash generated from financing activities	298,550	1,138,308	332,008	310,187	31,825

Net (decrease)/increase in cash and cash equivalents	(27,543)	309,805	378,406	(30,893)	74,697
Exchange differences on cash and cash equivalents	(8,229)	(32,767)	(10,952)	(13,123)	(457)
Cash and cash equivalents at beginning of the year/period	157,655	121,883	398,921	398,921	766,375

Cash and cash equivalents at end of the year/period	121,883	398,921	766,375	354,905	840,615

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(b) The Laminate Business of Meadville Holdings Limited
     The Laminate Business has historically been conducted by various subsidiaries directly or indirectly controlled by the Company. Therefore, the accompanying combined income statements, statements of financial position and statements of cash flows were prepared by combining the assets, liabilities, revenues, expenses and cash flows that were directly applicable to the Laminate Business and operations for the years/periods presented.
     The combined income statements of the Laminate Business include all the historical actual costs of the Laminate Business and an allocation of certain general corporate expenses of the Company. These corporate expenses primarily relate to share award expenses in connection with shares that were granted by the controlling shareholder of the Company, Su Sih to senior executives of the Company who are involved in the PCB Business and Laminate Business. For those expenses for which a specific identification method was not practicable, the expenses were allocated based on estimates that management considered as a reasonable reflection of the utilisation of services provided to, or benefits received by the Laminate Business.
     In relation to share award expenses, for shares that are granted to the employees of the Laminate Business, the related expenses of approximately HK$5,777,000, HK$1,036,000, HK$777,000 (unaudited) and HK$838,000 for the years ended 31 December 2007, 2008 and nine months ended 30 September 2008 and 2009, respectively, are recorded based on the actual expenses of those employees. For shares which are granted to corporate level management, share award expenses of HK$22,628,000, HK$24,000, HK$17,000 (unaudited) and HK$37,000 for the years ended 31 December 2007, 2008 and nine months ended 30 September 2008 and 2009, respectively, are allocated based on revenue of the Laminate Business to the Group.
     While the expenses allocated to the Laminate Business are not necessarily indicative of the expenses that the Laminate Business would have incurred if the Laminate Business had been a separate, independent entity during the years/periods presented, management believes that the foregoing presents a reasonable basis of estimating what the Laminate Business’ expenses would have been on a historical basis.
     The Company earned interest income on the deposits from the share subscriptions during the Listing in 2007. Interest income of nil, HK$1,945,000, nil, nil (unaudited) and nil for the years ended 31 December 2006, 2007 and 2008 and nine months ended 30 September 2008 and 2009 respectively are reflected in the Laminate Business’ income statement based on specific identification of the use of the Listing proceeds.

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
     The combined income statements, combined statements of financial position and combined statements of cash flows of the Laminate Business for the years ended 31 December 2006, 2007, 2008 and nine months ended 30 September 2008 and 2009 are as follows:
     (i) Combined income statements

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Revenue	512,466	663,943	759,302	604,195	475,026
Cost of sales	(438,632)	(563,726)	(688,079)	(535,847)	(406,730)

Gross profit	73,834	100,217	71,223	68,348	68,296
Other income	13,161	17,183	15,470	13,232	8,061
Selling and distribution expenses	(7,568)	(40,392)	(53,026)	(40,140)	(32,011)
General and administrative expenses	(24,890)	(44,280)	(29,866)	(18,355)	(22,141)
Share award expenses	—	(28,405)	(1,060)	(794)	(875)

Operating profit	54,537	4,323	2,741	22,291	21,330
Loss on share reform of an associated company	(52,237)	—	—	—	—
Share of net profit of associated companies	97,849	107,858	33,577	75,278	50,735
Interest income	361	5,398	315	221	55
Finance costs	(10,395)	(12,109)	(15,312)	(11,789)	(4,221)

Profit before income tax	90,115	105,470	21,321	86,001	67,899
Income tax expense	(7,141)	(7,924)	(3,252)	(5,000)	(9,314)

Profit for the year/period	82,974	97,546	18,069	81,001	58,585

Attributable to:
Equity holders of the Laminate Business	80,858	95,479	19,574	81,393	57,907
Minority interests	2,116	2,067	(1,505)	(392)	678

	82,974	97,546	18,069	81,001	58,585

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(ii)	Combined statements of financial position

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Assets
Non-current assets
Property, plant and equipment	137,128	299,956	339,699	326,125
Leasehold land and land use rights	31,504	31,378	31,174	30,614
Interests in associated companies	441,409	579,543	620,573	635,563
Deferred tax assets	—	—	165	498

	610,041	910,877	991,611	992,800

Current assets
Inventories	106,894	99,580	117,851	88,200
Debtors and prepayments	126,388	115,859	79,500	87,833
Amounts due from fellow subsidiaries	66,454	99,838	88,481	97,952
Amounts due from associated companies	9,892	27,705	—	—
Taxation recoverable	1,091	2,590	2,542	1,785
Cash and bank balances	46,186	15,031	91,357	73,279

	356,905	360,603	379,731	349,049

Total assets	966,946	1,271,480	1,371,342	1,341,849

Equity
Capital and reserves	300,793	689,713	556,024	1,095,879
Minority interests in equity	6,441	23,565	19,756	26,296

Total equity	307,234	713,278	575,780	1,122,175

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				At
	At 31 December			30 September
	2006	2007	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000

Liabilities
Non-current liabilities
Borrowings	81,460	58,920	13,880	10,100
Deferred tax liabilities	14,374	16,300	16,323	17,951
Loan from a fellow subsidiary	—	—	41,074	10,076

	95,834	75,220	71,277	38,127

Current liabilities
Creditors and accruals	87,770	156,500	78,298	114,303
Amount due to a subsidiary of a minority shareholder	63,358	29,367	16,828	25,848
Amount due to immediate holding company	—	—	200,000	—
Amounts due to fellow subsidiaries	—	244,296	390,242	13,889
Amounts due to related parties	291,739	—	—	—
Amounts due to associated companies	—	—	64	10
Borrowings	121,011	52,819	35,512	26,117
Taxation payable	—	—	3,341	1,380

	563,878	482,982	724,285	181,547

Total liabilities	659,712	558,202	795,562	219,674

Total equity and liabilities	966,946	1,271,480	1,371,342	1,341,849

Net current (liabilities)/assets	(206,973)	(122,379)	(344,554)	167,502

Total assets less current liabilities	403,068	788,498	647,057	1,160,302

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
(iii)	Combined statements of cash flows

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
				(unaudited)

Cash flows from operating activities
Profit before income tax	90,115	105,470	21,321	86,001	67,899
Adjustments for:
— Share of net profit of associated companies	(97,849)	(107,858)	(33,577)	(75,278)	(50,735)
— Loss on share reform of an associated company	52,237	—	—	—	—
— Finance costs	10,395	12,109	15,312	11,789	4,221
— Interest income	(361)	(5,398)	(315)	(221)	(55)
— Amortisation of leasehold land and land use rights	596	737	753	564	567
— Depreciation of property, plant and equipment	8,507	13,097	20,252	13,049	23,671
— Gain on partial disposal of a subsidiary	—	(41)	—	—	—
— Loss on disposal of property, plant and equipment	76	36	2,890	2,890	487
— Net exchange differences	2,734	3,228	(3,435)	(4,246)	(74)
— Share award expenses	—	28,405	1,060	794	875

Operating profit before working capital changes	66,450	49,785	24,261	35,342	46,856
Changes in:
Inventories	(57,539)	7,314	(18,271)	(95,791)	29,651
Debtors and prepayments	(36,860)	10,529	36,359	7,508	(8,333)
Creditors and accruals	1,193	68,730	(78,202)	(55,828)	36,005
Amounts due to associated companies	(21,655)	(17,813)	27,769	9,404	(54)
Amounts due from/(to) fellow subsidiaries	69,667	210,912	157,303	153,013	94,761
Amount due from/(to) immediate holding company	—	—	200,000	200,000	(200,000)
Amounts due from/(to) related parties	3,720	(1,739)	—	—	—
Amount due to a subsidiary of a minority shareholder	39,564	(33,991)	(12,539)	32,100	9,020

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
			(unaudited)

Cash generated from operating activities	64,540	293,727	336,680	285,748	7,906
Interest received	361	5,398	315	221	55
Interest paid	(10,395)	(12,109)	(15,312)	(11,789)	(4,221)
Hong Kong profits tax paid	(273)	(7,448)	(51)	—	(5,611)
Overseas tax (paid)/refund	—	(48)	50	—	(3,610)

Net cash generated from/(used in) operating activities	54,233	279,520	321,682	274,180	(5,481)

Cash flows from investing activities
Purchase of property, plant and equipment	(11,162)	(169,009)	(52,178)	(42,015)	(11,259)
Purchase of leasehold land and land use rights	(8,332)	—	—	—	—
Proceeds from sales of property, plant and equipment	875	60	—	16	825
Partial disposal of a subsidiary	—	14,719	—	—	—
Investment in an associated company	(33,305)	(20,750)	—	—	—
Dividends received from associated companies	41,112	26,511	27,749	27,749	36,114
Capital contribution to previous shareholders	—	(290,000)	—	—	—

Net cash (used in)/generated from investing activities	(10,812)	(438,469)	(24,429)	(14,250)	25,680

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP

				Nine months ended
	Year ended 31 December			30 September
	2006	2007	2008	2008	2009
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
			(unaudited)

Cash flows from financing activities
New borrowings	224,105	65,373	150,893	123,112	43,352
Repayment of borrowings	(195,038)	(155,252)	(213,240)	(159,818)	(56,527)
Loan from parent company	(16,000)	—	—	—	—
Loan from a fellow subsidiary	—	—	41,074	41,227	(30,998)
Proceeds from issuance of shares	—	219,000	—	—	—
Dividend paid to shareholders	—	—	(200,000)	(200,000)	—
Dividend paid to minority shareholders	(946)	—	(3,127)	(3,127)	—
Capital contribution by minority shareholders	—	—	—	—	5,850

Net cash generated from/(used in) financing activities	12,121	129,121	(224,400)	(198,606)	(38,323)

Net increase/(decrease) in cash and cash equivalents	55,542	(29,828)	72,853	61,324	(18,124)

Exchange differences on cash and cash equivalents	(8,932)	(474)	3,473	3,967	46

Cash and cash equivalents at beginning of the year /period	(1,277)	45,333	15,031	15,031	91,357

Cash and cash equivalents at end of the year/period	45,333	15,031	91,357	80,322	73,279

APPENDIX VI	ACCOUNTANT’S REPORT ON THE MEADVILLE GROUP
III Subsequent financial statements
     No audited financial statements have been prepared by the Company or its subsidiaries in respect of any period subsequent to 30 September 2009 up to the date of this report. Save as disclosed in “Events after the end of reporting period” in Note 40 of Section II of this report, no dividend or distribution has been declared or made by the Company or any of its subsidiaries in respect of any period subsequent to 30 September 2009.

Important Information Relating to the Proposed Transaction
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities of Meadville Holdings Limited (“Meadville”) or TTM Technologies, Inc. (“TTM”) or a solicitation of any vote or approval. In connection with the proposed transactions described in this document, TTM will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov, and Meadville will publish certain relevant materials on the websites of the Securities and Futures Commission at www.sfc.hk and The Stock Exchange of Hong Kong at www.hkex.com.hk. On December 24, 2009 TTM filed a preliminary Registration Statement on Form S-4 with the SEC that includes a proxy statement for the shareholders of TTM and a U.S. prospectus for Meadville and the shareholders of Meadville. Before making any voting or investment decision, TTM’s and Meadville’s shareholders and investors are urged to read the circular and proxy statement/U.S. prospectus regarding such transactions when they become available because they will contain important information. The proxy statement/U.S. prospectus and other documents that are and will be filed by TTM with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to TTM, 2630 S. Harbor Blvd., Santa Ana, CA 92704, Attention: Investor Relations.
Participants in Solicitation
TTM, its directors and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the transactions described in this document. Information about the directors and executive officers of TTM is set out in TTM’s definitive proxy statement, which was filed with the SEC on March 26, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/U.S. prospectus which TTM will file with the SEC when it becomes available.